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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-7221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch, Pierce, Fenner & Smith Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bryant Park
(No. and Street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Caroline Sullivan **(201) 557-2095**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, William Tirrell and Joseph Guardino, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to the firm of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company"), as of December 31, 2011, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/27/12 Date

Managing Director and Interim Chief Financial Officer
Title

Subscribed and sworn to
before me on this 27th day of
February, 2012

ERIC O. COSTELLO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires October 11, 2012

2/27/2012

Signature JOSEPH GUARDINO Date

Managing Director and Chief Operations Officer
Title

Subscribed and sworn to
before me on this 27th day of
February, 2012

Mary S Grady

MARY S GRADY
Notary Public
Mecklenburg County, NC
My Commission Expires July 7, 2014

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries

(SEC ID No. 8-7221)

Consolidated Balance Sheet

December 31, 2011

pwc

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries

(SEC ID No. 8-7221)

Consolidated Balance Sheet

December 31, 2011

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Index
December 31, 2011

pwc

Report of Independent Auditors

To the Board of Directors of Merrill Lynch, Pierce Fenner & Smith Incorporated and Subsidiaries:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the consolidated financial position of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. The consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2012

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Consolidated Balance Sheet
December 31, 2011

(dollars in millions, except share and per share amounts)

ASSETS		
Cash and cash equivalents	$	1,045
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		4,240
Securities financing transactions		
Receivables under resale agreements (includes $31,942 measured at fair value in accordance with the fair value option election)		83,849
Receivables under securities borrowed transactions		48,682
		132,531
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $12,039):		
U.S. Government and agencies		39,971
Municipals and money markets		9,686
Equities and convertible debentures		8,484
Corporate debt and preferred stock		8,076
Mortgages, mortgage-backed, and asset-backed		3,239
Derivative contracts		845
Non-U.S. governments and agencies		58
		70,359
Securities received as collateral, at fair value		5,056
Receivables from affiliated companies (includes $262 measured at fair value in accordance with the fair value option election)		40,997
Other receivables		
Customers (net of allowance for doubtful accounts of $15)		11,263
Brokers and dealers		8,002
Interest and other		2,523
		21,788
Other investments		393
Equipment and facilities (net of accumulated depreciation of $1,039)		499
Goodwill and intangible assets (net of amortization of $678)		5,825
Other assets		3,180
Total Assets	$	285,913
Assets of Consolidated VIEs Included in Total Assets Above (pledged as collateral)		
Trading assets	$	2,582
Total Assets of Consolidated VIEs	$	2,582

The accompanying notes are an integral part of the balance sheet.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Consolidated Balance Sheet
December 31, 2011

(dollars in millions, except share and per share amounts)

LIABILITIES		
Securities financing transactions		
Payables under repurchase agreements (includes $468 measured at fair value in accordance with the fair value option election)	$	124,522
Payables under securities loaned transactions		6,472
		130,994
Short-term borrowings (measured at fair value in accordance with the fair value option election)		3,681
Trading liabilities, at fair value		
U.S. Government and agencies		16,920
Equities and convertible debentures		7,802
Corporate debt and preferred stock		4,752
Derivative contracts		926
Other		118
		30,518
Obligation to return securities received as collateral, at fair value		5,056
Other payables		
Customers		23,104
Brokers and dealers		9,525
Compensation and benefits		3,301
Interest and other (includes $119 measured at fair value in accordance with the fair value option election)		3,106
		39,036
Payables to affiliated companies (includes $161 measured at fair value in accordance with the fair value option election)		48,910
Commitments, contingencies, and guarantees (See Note 13)		
Subordinated borrowings		13,878
Total Liabilities		272,073
STOCKHOLDERS' EQUITY		
MLPCC's preferred stock, $1,000 liquidation preference per share; par value $1 per share; 10,000 shares authorized; 2,035 cumulative shares issued and outstanding		2
Common stock, par value $1 per share; 1,200 shares authorized; 1,000 shares issued and outstanding		-
Paid-in capital		9,637
Accumulated other comprehensive income (net of tax)		1
Retained earnings		4,200
Total Stockholders' Equity		13,840
Total Liabilities and Stockholders' Equity	$	285,913
Liabilities of Consolidated VIEs Included in Total Liabilities Above		
Short-term borrowings	$	3,681
Other liabilities		182
Total Liabilities of Consolidated VIEs	$	3,863

The accompanying notes are an integral part of the balance sheet.

(dollars in millions, except share and per share amounts)

1. Organization

Description of Business

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), together with its subsidiaries (the "Company"), acts as a broker (i.e., agent) for corporate, institutional, government, and other clients and as a dealer (i.e., principal) in the purchase and sale of corporate debt and equity securities, United States ("U.S.") Government securities, and U.S. Government agency obligations. The Company also acts as a broker and/or a dealer in the purchase and sale of mutual funds, money market instruments, high yield bonds, municipal securities, financial futures contracts and options and other financial instruments including collateralized debt obligations ("CDOs") and collateralized mortgage obligations ("CMOs"). The Company holds memberships and/or has third-party clearing relationships with all major commodity and financial futures exchanges and clearing associations in the U.S. and it also carries positions reflecting trades executed on exchanges outside of the U.S. through affiliates and/or third-party clearing brokers. As an investment banking entity, the Company provides corporate, institutional, and government clients with a wide variety of financial services including underwriting the sale of securities to the public, structured and derivative financing, private placements, mortgage and lease financing and financial advisory services, including advice on mergers and acquisitions. Certain products and services may be provided through affiliates. See Note 3 to the Consolidated Balance Sheet for further information. The Company is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. (the "Parent"), which is a wholly-owned subsidiary of Bank of America Corporation ("Bank of America").

The Company also provides securities clearing services for its own account and for unaffiliated broker-dealers through its Broadcort Division and through its principal subsidiary, Merrill Lynch Professional Clearing Corp. ("MLPCC"). MLPCC is involved in the prime brokerage business and is also a market maker in listed option contracts on various options exchanges.

The Company also provides discretionary and non-discretionary investment advisory services. These advisory services include the Merrill Lynch Consults® Service, the Personal Investment Advisory Program, the Merrill Lynch Mutual Fund Advisor® program, the Merrill Lynch Personal Advisor program and the Merrill Lynch Unified Managed Account program. The Company provides financing to clients, including margin lending and other extensions of credit.

Through its retirement group, the Company provides a wide variety of investment and custodial services to individuals through Individual Retirement Accounts and small business retirement programs. The Company also provides investment, administration, communications, and consulting services to corporations and their employees for their retirement programs, including 401(k), pension, profit-sharing and nonqualified deferred compensation plans.

On November 1, 2010, the Parent merged with Banc of America Securities Holdings Corporation ("BASH"), a wholly-owned subsidiary of Bank of America, with the Parent as the surviving corporation in the merger. In addition, as a result of the BASH Merger, Banc of America Securities LLC ("BAS"), a wholly-owned broker-dealer subsidiary of BASH, became a wholly-owned broker-dealer subsidiary of the Parent. As a result of the merger, BAS was merged into the Company, with the Company as the surviving corporation in this merger.

(dollars in millions, except share and per share amounts)

2. Summary of Significant Accounting Policies

Basis of Presentation

The Consolidated Balance Sheet includes the accounts of the Company and are presented in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Intercompany transactions and balances have been eliminated. The Consolidated Balance Sheet is presented in U.S. dollars.

Consolidation Accounting

The Company determines whether it is required to consolidate an entity by first evaluating whether the entity qualifies as a voting rights entity ("VRE") or as a variable interest entity ("VIE").

The Consolidated Balance Sheet includes the accounts of the Company, whose subsidiaries are generally controlled through a majority voting interest or a controlling financial interest.

VREs — VREs are defined to include entities that have both equity at risk that is sufficient to fund future operations and equity investors that have a controlling financial interest in the entity through their equity investments. In accordance with Accounting Standards Codification ("ASC") 810, *Consolidation*, ("Consolidation Accounting"), the Company generally consolidates those VREs where it has a majority of the voting rights.

VIEs — Those entities that do not meet the VRE criteria are generally analyzed for consolidation as VIEs. A VIE is an entity that lacks equity investors or whose equity investors do not have a controlling financial interest in the entity through their equity investments. The Company consolidates those VIEs for which it is the primary beneficiary. In accordance with Consolidation Accounting guidance, the Company is considered the primary beneficiary when it has a controlling financial interest in a VIE. The Company has a controlling financial interest when it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company reassesses whether it is the primary beneficiary of a VIE on a quarterly basis. The quarterly reassessment process considers whether the Company has acquired or divested the power to direct the activities of the VIE through changes in governing documents or other circumstances. The reassessment also considers whether the Company has acquired or disposed of a financial interest that could be significant to the VIE, or whether an interest in the VIE has become significant or is no longer significant. The consolidation status of the VIEs with which the Company is involved may change as a result of such reassessments.

Securitization Activities

In the normal course of business, the Company securitizes pools of residential mortgage-backed securities; municipal, and corporate bonds; and other types of financial assets. The Company may retain interests in the securitized financial assets through holding tranches of the securitization. In accordance with ASC 860, *Transfers and Servicing* ("Financial Transfers and Servicing Accounting"), the Company recognizes transfers of financial assets where it relinquishes control as sales to the extent of cash and any other proceeds received.

Use of Estimates

In presenting the Consolidated Balance Sheet, management makes estimates regarding:

- Valuations of assets and liabilities requiring fair value estimates;

(dollars in millions, except share and per share amounts)

- The ability to realize deferred tax assets and the recognition and measurement of uncertain tax positions;
- The carrying amount of goodwill and intangible assets;
- The amortization period of intangible assets with definite lives;
- The outcome of litigation;
- Determination of whether VIEs should be consolidated;
- Incentive-based compensation accruals and valuation of share-based payment compensation arrangements; and
- Other matters that affect the reported amounts and disclosure of contingencies.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Balance Sheet, and it is possible that such changes could occur in the near term. A discussion of certain areas in which estimates are a significant component of the amounts reported in the Consolidated Balance Sheet follows:

Fair Value Measurement

The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurement. The Company accounts for certain financial assets and liabilities at fair value under various accounting literature, including ASC 815, *Derivatives and Hedging,* ("Derivatives Accounting"), and the fair value option election in accordance with ASC 825-10-25, *Financial Instruments – Recognition,* ("fair value option election"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely ASC 940 *Financial Services – Brokers and Dealers* ("Broker-Dealer Guide") and ASC 946, *Financial Services – Investment Companies* ("Investment Company Guide").

ASC 820, *Fair Value Measurements and Disclosures,* ("Fair Value Accounting") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent the present value of amounts estimated to be received from or paid to a market participant in settlement of these instruments (i.e., the amount the Company would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services, while taking into account the counterparty's creditworthiness, or the Parent's own creditworthiness, as appropriate. When external pricing services are used, the methods and assumptions used are reviewed by the Company. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that market participants would use in pricing the instrument. For instance, on long-dated and illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables the Company to mark to fair value all positions consistently when only a subset of prices is directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging

(dollars in millions, except share and per share amounts)

the risk and other trades in the market. As the markets for these products develop, the Company continually refines its pricing models to correlate more closely to the market price of these instruments.

Certain financial instruments recorded at fair value are initially measured using mid-market prices which results in gross long and short positions valued at the same pricing level prior to the application of position netting. The resulting net positions are then adjusted to fair value, representing the exit price as defined in Fair Value Accounting. The significant adjustments include liquidity and counterparty credit risk.

Liquidity
The Company makes adjustments to bring certain positions from a mid-market to a bid or offer price, depending upon the net open position. The Company values net long positions at bid prices and net short positions at offer prices. These adjustments are based upon either observable or implied bid-offer prices.

Counterparty Credit Risk
In determining fair value, the Company considers both the credit risk of its counterparties, including affiliates as well as its own creditworthiness. The Company attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. Net counterparty exposure (counterparty positions netted by offsetting transactions and both cash and securities collateral) is then valued for counterparty creditworthiness and this resultant value is incorporated into the fair value of the respective instruments. The Company generally calculates the credit risk adjustment for derivatives based on observable market credit spreads.

Fair Value Accounting also requires that the Parent consider its own creditworthiness when determining the fair value of certain instruments, including OTC derivative instruments (i.e., debit valuation adjustment or "DVA"). The Parent's DVA is measured in the same manner as third party counterparty credit risk. The impact of the Parent's DVA is incorporated into the fair value of instruments such as OTC derivatives contracts even when credit risk is not readily observable in the instrument. OTC derivative liabilities are valued based on the net counterparty exposure as described above.

Legal Reserves
The Company is a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management, with input from any outside counsel handling the matter. Refer to Note 13 for further information.

Income Taxes
The Company provides for income taxes on all transactions that have been recognized in the Consolidated Balance Sheet in accordance with ASC 740 *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the Company may assess various sources of evidence in the conclusion as to the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including the following: 1) past and projected earnings, including losses, of the Company, the Parent and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can

be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax-allocation policy. Included within the Company's net deferred tax assets are carryforward amounts generated in the U.S. that are deductible in the future as NOLs. The Company has concluded that these deferred tax assets are more-likely-than-not to be fully utilized prior to expiration, based on the projected level of future taxable income of the Company, the Parent and Bank of America, which is relevant due to the intercompany tax-allocation policy.

The Company recognizes and measures its unrecognized tax benefits ("UTB") in accordance with Income Tax Accounting. The Company estimates the likelihood, based on its technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's policy, any new or subsequent change in an unrecognized tax benefit related to Bank of America's state consolidated, combined or unitary return in which the Company is a member will generally not be reflected in the Company's balance sheet. However, upon resolution of the item, any significant impact determined to be attributable to the Company will be reflected in the Company's balance sheet.

The results of operations of the Company are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of Bank of America. In addition, the Company files tax returns in certain states on a stand-alone basis. The method of allocating income tax expense is determined under the intercompany tax allocation policy of Bank of America. This policy specifies that income tax expense will be computed for all Bank of America subsidiaries generally on a separate company method, taking into account the tax position of the consolidated group and the Company. Under this policy, tax benefits associated with NOLs (or other tax attributes) of the Company are payable to the Company generally upon utilization in Bank of America's returns. See Note 16 to the Consolidated Balance Sheet for further discussion of income taxes.

Goodwill and Intangible Assets

Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at acquisition date. Goodwill is tested annually (or more frequently under certain conditions) for impairment at the reporting unit level in accordance with ASC 350, *Intangibles - Goodwill and Other* ("Goodwill and Intangible Assets Accounting").

Intangible assets with definite lives consist primarily of value assigned to customer relationships. Intangible assets with definite lives are tested for impairment in accordance with ASC 360, *Property, Plant and Equipment*, whenever certain conditions exist which would indicate the carrying amount of such assets may not be recoverable. Intangible assets with definite lives are amortized over their respective estimated useful lives.

Intangible assets with indefinite lives consist of the Company's proportion of the value assigned to the Merrill Lynch brand and are tested for impairment in accordance with Goodwill and Intangible Assets Accounting. Intangible assets with indefinite lives are not amortized.

Balance Sheet Captions

The following are descriptions related to specific balance sheet captions.

(dollars in millions, except share and per share amounts)

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities, and interest-earning deposits with maturities, when purchased, of 90 days or less, that are not used for trading purposes. The amounts recognized for *Cash and cash equivalents* in the Consolidated Balance Sheet approximate fair value.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations

The Company maintains relationships with clients and therefore it is obligated by rules mandated by its primary regulators, including the Securities Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") in the United States, to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amount recognized for cash and securities segregated for regulatory purposes or deposited with clearing organizations in the Consolidated Balance Sheet either is at or approximates fair value amounts.

Securities Financing Transactions

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers and earn interest rate spreads (also referred to as "matched-book" transactions), obtain securities for settlement and finance inventory positions. Resale and repurchase agreements are accounted for as collateralized financing transactions and may be recorded at their contractual amounts plus accrued interest or at fair value under the fair value option election. In resale and repurchase agreements, typically the termination date of the agreements is before the maturity date of the underlying security.

Resale and repurchase agreements recorded at fair value are generally valued based on pricing models that use inputs with observable levels of price transparency. For further information refer to Note 6.
Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments and/or variable interest rates or to credit risk because the resale and repurchase agreements are substantially collateralized.

The Company may use securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. The carrying value of securities borrowed and loaned transactions approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized.

For securities financing transactions, the Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is generally valued daily and the Company may require counterparties to deposit additional collateral or may return collateral pledged when appropriate. Securities financing agreements give rise to negligible credit risk as a result of these collateral provisions, and no allowance for loan losses is considered necessary. These instruments therefore are managed based on market risk rather than credit risk.

(dollars in millions, except share and per share amounts)

Substantially all securities financing activities are transacted under master agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale transactions with the same counterparty on the Consolidated Balance Sheet where it has such a master agreement, that agreement is legally enforceable and the transactions have the same maturity date.

All Company-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet.

In transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Consolidated Balance Sheet carried at fair value, representing the securities received (*Securities received as collateral*), and a liability for the same amount, representing the obligation to return those securities (*Obligations to return securities received as collateral*). The amounts on the Consolidated Balance Sheet result from non-cash transactions.

During the year ended December 31, 2009, BAS, which was merged into MLPF&S (refer to Note 1 for a description of the merger), had recorded as sales certain agency mortgage-backed securities ("MBS") which, based on an internal review and interpretation, should have been recorded as secured financings. As a result of the merger with BAS the Company has included the effect of these transactions in its Consolidated Balance Sheet. The Company has completed a detailed review to determine whether there are additional sales of agency MBS that should have been recorded as secured financings and has identified additional transactions. These transactions did not have a material impact on the Company's Consolidated Balance Sheet.

Trading Assets and Liabilities
The Company's trading activities consist primarily of securities brokerage and trading; derivatives dealing and brokerage; commodities trading and futures brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (e.g., securities) and derivative instruments.

Trading assets and liabilities are generally recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Derivatives
A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, commodity prices or credit spreads. Derivatives include futures, forwards, swaps, option contracts and other financial instruments with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies). Refer to Note 5 for further information.

Receivables and Payables from/to Affiliates
The Company enters into securities financing repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement and engages in trading activities with other companies affiliated by common ownership. Such trading activities include providing securities brokerage, dealing, financing and underwriting services to affiliated companies. The Company also clears certain derivative transactions and provides loan syndication, loan trading and

(dollars in millions, except share and per share amounts)

investment advisory services to Bank of America and affiliate companies. See Note 3 to the Consolidated Balance Sheet for further information.

Other Receivables and Payables

Customers

Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Due to their short-term nature, such amounts approximate fair value. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Customer receivables and broker dealer receivables include margin loan transactions where the Company will typically make a loan to a customer in order to finance the customer's purchase of securities. These transactions are conducted through margin accounts. In these transactions the customer is required to post collateral in excess of the value of the loan and the collateral must meet marketability criteria. Collateral is valued daily and must be maintained over the life of the loan. Given that these loans are fully collateralized by marketable securities, credit risk is negligible and reserves for loan losses are only required in rare circumstances.

Brokers and Dealers

Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, and commissions. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Broker and dealer receivables and payables additionally include amounts related to futures contracts transacted on behalf of customers and clearing organizations as well as net receivables or net payables arising from unsettled trades. Due to their short-term nature, the amounts recognized for brokers and dealers receivables and payables approximate fair value.

Interest and Other

Interest and other receivables include interest receivable on corporate and governmental obligations, customer or other receivables, and stock-borrowed transactions. Also included are receivables from income taxes, underwriting and advisory fees, commissions and fees, and other receivables. Interest and other payables includes interest payable for stock-loaned transactions. Also included are amounts payable for income taxes, dividends, other reserves, and other payables.

Other Investments

The Company's other investments include private equity investments accounted for at fair value or under the equity method of accounting.

Private equity investments that are held for capital appreciation and/or current income are accounted for under the Investment Company Guide and carried at fair value. The fair value of private equity investments reflects expected exit values based upon market prices or other valuation methodologies including discounted expected cash flows and market comparables of similar companies.

For investments accounted for using the equity method of accounting, the investment balance is updated based on the Company's share of the earnings or losses of the investee. Dividend distributions are generally recorded as reductions in the investment balance. Impairment testing is based on the guidance provided in ASC 323, *Investments - Equity Method and Joint Ventures* ("Equity Method Accounting") and the investment is reduced when an impairment is determined to be other-than-temporary.

(dollars in millions, except share and per share amounts)

Equipment and Facilities
Equipment and facilities primarily consist of technology hardware and software, leasehold improvements, and owned facilities. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization, except for land, which is reported at historical cost. The cost of certain facilities shared with affiliates is allocated to the Company by Bank of America based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease.

Other Assets
Other assets consist primarily of deferred tax assets, prepaid pension expense, which is allocated to the Company by the Parent related to the excess of the fair value of pension assets over the related pension obligation, other prepaid expenses, deferred deal related expenses and other deferred charges.

Short-Term Borrowings
Short-term borrowings relate to short term debt issued by consolidated municipal bond trusts and are carried at fair value under the fair value option election.

Compensation and Benefits
Compensation and benefits payables consists of salaries payable, financial advisor compensation, incentive and deferred compensation, payroll taxes, pension and other employee benefits.

Subordinated Borrowings
The Company's funding needs are generally met by and dependent upon loans principally obtained from the Parent and repurchase agreements. Refer to Note 11 for further information.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at period-end rates of exchange.

New Accounting Pronouncements
In April 2011, the Financial Accounting Standards Board ("FASB") issued new accounting guidance that addresses effective control in repurchase agreements and eliminates the requirement for entities to consider whether the transferor has the ability to repurchase the financial assets in a repurchase agreement. This new accounting guidance will be effective, on a prospective basis for new transactions or modifications to existing transactions, on January 1, 2012. The adoption of this guidance will not have a material impact on the Company's consolidated financial position.

In May 2011, the FASB issued amendments to Fair Value Accounting. The amendments clarify the application of the highest and best use and valuation premise concepts, preclude the application of blockage factors in the valuation of all financial instruments and include criteria for applying the fair value measurement principles to portfolios of financial instruments. The amendments additionally prescribe enhanced disclosures for Level 3 fair value measurements. The new amendments were effective on January 1, 2012. The adoption of this guidance will not have a material impact on the Company's consolidated financial position.

In June 2011, the FASB issued new accounting guidance on the presentation of comprehensive income in financial statements. The new guidance requires entities to report components of comprehensive income in

(dollars in millions, except share and per share amounts)

either a continuous statement of comprehensive income or two separate but consecutive statements. This new accounting guidance will be effective for the Company for the three months ended March 31, 2012.

In September 2011, the FASB issued new accounting guidance that simplifies goodwill impairment testing. The new guidance permits entities to make a qualitative assessment of the fair value of a reporting unit before applying the two-step impairment test. If, under this assessment the fair value of a reporting unit is not less than the carrying amount, an entity would not be required to perform the two-step impairment test. The Company early adopted the new accounting guidance for the annual goodwill impairment test completed during the three months ended September 30, 2011.

In December 2011, the FASB issued new accounting guidance that requires additional disclosures on financial instruments and derivative instruments that are either offset in accordance with existing accounting guidance or are subject to an enforceable master netting arrangement or similar agreement. The new requirements do not change the accounting guidance on netting, but rather enhance the disclosures to more clearly show the impact of netting arrangements on a company's financial position. This new accounting guidance will be effective beginning on January 1, 2013.

3. Related Party Transactions

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement with other companies affiliated by common ownership. The Company also provides securities brokerage, dealing, financing and underwriting and investment advisory services to affiliated companies. Further, the Company contracts a variety of services from Bank of America and certain affiliated companies including accounting, legal, regulatory compliance, transaction processing, purchasing, building management and other services.

The Company clears certain securities transactions through or for other affiliated companies on both a fully-disclosed and non-disclosed basis.

Newly hired financial advisors are offered cash upfront in the form of an interest-bearing loan. Financial advisors who receive this loan also receive a monthly service incentive payment that equates to the principal and interest due on the loan for as long as they remain with the Company during the loan term. The outstanding loan balance will become due if employment is terminated before the vesting period. As of December 31, 2011, the Company had loans outstanding from financial advisors of $1,018 which are included in *Interest and other receivables* on the Consolidated Balance Sheet.

Receivables from affiliated companies are comprised of:

Receivables under resale agreements	$	30,690
Cash and securities segregated for regulatory purposes		6,107
Receivables under securities borrowed transactions		1,156
Brokers and dealers		1,008
Trading assets		632
Cash and cash equivalents		432
Customers		76
Other		896
Total	$	40,997

(dollars in millions, except share and per share amounts)

Payables to affiliated companies are comprised of:

Payables under repurchase agreements	$	26,200
Payables under securities loaned transactions		7,653
Brokers and dealers		5,957
Customers		3,631
Due to Parent, net		2,792
Unsecured revolving line of credit with Bank of America		1,450
Trading liabilities		450
Other		777
Total	$	48,910

MLPF&S has established the following unsecured borrowing with the Parent in the normal course of business:

- A $20,000 364-day revolving unsecured line of credit that allows MLPF&S to borrow funds from the Parent. Interest on the line of credit is based on prevailing short-term market rates. The line of credit matures on August 12, 2012. At December 31, 2011, approximately $3,599 was outstanding on the line of credit.

Additionally, the subsidiaries of MLPF&S engage in lending transactions with the Parent in the normal course of business. As of December 31, 2011 the subsidiaries of MLPF&S had a net balance of $807 due from the Parent.

In connection with the merger of BAS into MLPF&S, MLPF&S either assumed or established the following agreements:

- A $4,000 one-year revolving unsecured line of credit that allows MLPF&S to borrow funds from Bank of America. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on November 1, 2012 and may automatically be extended by one year to the succeeding November 1st unless Bank of America provides written notice not to extend at least 45 days prior to the maturity date. At December 31, 2011, there were no borrowings outstanding on the line of credit.

- A $15,000 364-day revolving unsecured line of credit that allows MLPF&S to borrow funds from Bank of America. Interest on the line of credit is based on prevailing short-term market rates. The line of credit matures on February 21, 2013. At December 31, 2011, approximately $1,450 was outstanding on the line of credit.

(dollars in millions, except share and per share amounts)

4. Trading Activities

The Company's trading activities consist primarily of securities brokerage and trading; derivatives dealing and brokerage; and financing and underwriting services to both affiliated companies and third party clients.

Trading Risk Management

Trading activities subject the Company to market and credit risks. These risks are managed in accordance with Bank of America's established risk management policies and procedures. Bank of America's risk management structure as applicable to the Company is described below.

Bank of America's Global Markets Risk Committee ("GRC"), chaired by Bank of America's Global Markets Risk Executive, has been designated by the Asset Liability and Market Risk Committee ("ALMRC") as the primary governance authority for its global markets risk management, including trading risk management. The GRC's focus is to take a forward-looking view of the primary credit and market risks impacting Bank of America's Global Banking and Markets business (which includes the Company's sales and trading business) and prioritize those that need a proactive risk mitigation strategy. Market risks that impact lines of business outside of the Global Banking and Markets business are monitored and governed by their respective governance authorities.

Bank of America conducts its business operations through a substantial number of subsidiaries. The subsidiaries are established to fulfill a wide range of legal, regulatory, tax, licensing and other requirements. As such, to ensure a consistent application of minimum levels of controls and processes across its subsidiaries, Bank of America established the Subsidiary Governance Policy in 2010. This policy outlines the minimum required governance, controls, management reporting, financial and regulatory reporting, and risk management practices for Bank of America's subsidiaries.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Currency forwards and options are commonly used to manage currency risk. Currency swaps may also be used in situations where a long-dated forward market is not available or where the client needs a customized instrument to hedge a foreign currency cash flow stream. Typically, parties to a currency

swap initially exchange principal amounts in two currencies, agreeing to exchange interest payments and to re-exchange the currencies at a future date and exchange rate.

Equity Price Risk
Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. Instruments typically used by the Company to manage equity price risk include equity options, warrants, total return swaps and baskets of equity securities. Equity options, for example, can require the writer to purchase or sell a specified stock or to make a cash payment based on changes in the market price of that stock, basket of stocks, or stock index.

Credit Spread Risk
Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality (e.g., the additional yield that a debt instrument issued by a AA-rated entity must produce over a risk-free alternative). Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, as well as the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Counterparty Credit Risk* section.

Commodity Price Risk
The Company enters into exchange-traded futures contracts and financially settled OTC derivatives. Commodity contracts expose the Company to the risk that the price of the underlying commodity may rise or fall.

Counterparty Credit Risk
The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads is discussed above.

The Company has established policies and procedures for mitigating counterparty credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, purchasing credit protection, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. Additional information about these obligations is provided in Note 13. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

(dollars in millions, except share and per share amounts)

Concentrations of Credit Risk

The Company's exposure to credit risk (both default and credit spread) associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

Concentration of Risk to the U.S. Government and its Agencies

At December 31, 2011, the Company had exposures to the U.S. Government and its agencies. This concentration consists of both direct and indirect exposure. Direct and indirect exposure, which primarily results from trading asset positions in instruments issued or guaranteed by the U.S. Government and its agencies amounted to $39,971 at December 31, 2011. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral, primarily for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral for resale and securities borrowed agreements at December 31, 2011 totaled $148,850, of which $35,470 was from affiliated companies.

The Company's significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities.

In the normal course of business, the Company purchases, sells, underwrites, and makes markets in non-investment grade instruments. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in, and underwriting investment grade instruments and extending credit to investment grade counterparties.

5. Derivatives

Derivatives Accounting establishes accounting and reporting standards for derivative instruments. Derivatives Accounting requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The fair value of all derivatives is recorded on a net-by-counterparty basis on the Consolidated Balance Sheet where management believes a legal right of setoff exists under an enforceable netting agreement. All derivatives are reported on the Consolidated Balance Sheet as trading assets and liabilities. The Company enters into derivatives to facilitate client transactions, for trading and financing purposes, and to manage risk exposures arising from trading assets and liabilities.

Derivative Balances by Primary Risk

Derivative instruments contain numerous market risks. In particular, most derivatives have interest rate risk, as they contain an element of financing risk that is affected by changes in interest rates. Additionally, derivatives expose the Company to counterparty credit risk, although this is generally mitigated by collateral margining and netting arrangements. For disclosure purposes below, the primary risk of a derivative is largely determined by the business that is engaging in the derivative activity. For instance, a derivative that is initiated by an equities derivative business will generally have equity price risk as its primary underlying market risk and is classified as such for the purposes of this disclosure, despite the fact that there may be other market risks that affect the value of the instrument.

(dollars in millions, except share and per share amounts)

The following table identifies the primary risk for derivative instruments at December 31, 2011. The primary risk is provided on a gross basis, prior to the application of the impact of counterparty and cash collateral netting.

	Contract/ Notional	Derivative Assets Total[1]	Contract/ Notional	Derivative Liabilities Total[1]
Interest rate contracts	$ 252,617	$ 1,712	$ 266,527	$ 2,800
Equity contracts	92,276	5,112	90,248	4,284
Credit derivatives				
Purchased protection	10,942	709	200	-
Written protection	225	-	9,477	404
Gross derivative asset/liabilities	$ 356,060	$ 7,533	$ 366,452	$ 7,488
Less: Legally enforceable master netting	-	(5,927)	-	(5,927)
Less: Cash collateral applied	-	(571)	-	(196)
Total derivative assets and liabilities	$ 356,060	$ 1,035	$ 366,452	$ 1,365

(1) The amounts in the table above include both third party and affiliate trading derivatives. Derivative contracts with affiliate entities are recorded in Receivables from Affiliates and Payables to Affiliates on the Consolidated Balance Sheet. At December 31, 2011 the Company had derivative assets, net of collateral applied, with affiliates of $190 (notional of $66,947) and derivative liabilities, net of collateral applied, with affiliates of $439 (notional of $57,062) related to interest rate, equity and credit risk.

Derivatives as Guarantees

The Company enters into certain derivative contracts that meet the definition of a guarantee under ASC 460, *Guarantees*, ("Guarantees Accounting"). Guarantees are defined to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying (such as changes in the value of interest rates, security prices, currency rates, indices, etc.), that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the accounting definition of a guarantee include certain OTC written equity options. The Company does not track, for accounting purposes, whether its clients enter into these derivative contracts for speculative or hedging purposes. Accordingly, the Company has disclosed information about all credit derivatives, credit-related notes and written equity options that can potentially be used by clients to protect against changes in an underlying, regardless of how the contracts are actually used by the client.

(dollars in millions, except share and per share amounts)

The Company's derivatives that act as guarantees at December 31, 2011 are summarized below:

	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Carrying Value[(1)]
Derivative Contracts:						
Credit derivatives:						
Investment grade[(2)]	$ 8,018	$ -	$ 200	$ 7,668	$ 150	$ 49
Non-investment grade[(2)]	1,684	-	-	921	763	355
Total credit derivatives	$ 9,702	$ -	$ 200	$ 8,589	$ 913	$ 404
Credit related notes:						
Investment grade[(2)]	$ 2	$ -	$ -	$ -	$ 2	$ 2
Non-investment grade[(2)]	137	-	-	-	137	137
Total credit related notes	$ 139	$ -	$ -	$ -	$ 139	$ 139
Other derivative contracts	188	181	5	2	-	19
Total derivative contracts	$ 10,029	$ 181	$ 205	$ 8,591	$ 1,052	$ 562

(1) Derivative contracts are shown on a gross basis prior to counterparty and cash collateral netting.

(2) Refers to the creditworthiness of the underlying reference obligations.

Credit Derivatives

Credit derivatives derive value based on an underlying third party referenced obligation or a portfolio of referenced obligations. The Company is both a seller and a buyer of credit protection. A seller of credit protection is required to make payments to a buyer upon the occurrence of a predefined credit event. Such credit events generally include bankruptcy of the referenced credit entity and failure to pay under their credit obligations, as well as acceleration of indebtedness and payment repudiation or moratorium. The Company considers credit derivatives to be guarantees where it is the seller of credit protection. For credit derivatives based on a portfolio of referenced credits or credit indices, the Company as a seller of credit protection may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount.

For most credit derivatives, the notional value represents the maximum amount payable by the Company as a seller of credit protection. However, the Company does not exclusively monitor its exposure to credit derivatives based on notional value. Instead, a risk framework is used to define risk tolerances and establish limits to help to ensure that certain credit risk-related losses occur within acceptable, predefined limits. The Company discloses internal categorizations (i.e., investment grade, non-investment grade) consistent with how risk is managed to evaluate the payment status of its freestanding credit derivative instruments.

The Company economically hedges its exposure to credit derivatives by entering into a variety of offsetting derivative contracts and security positions. For example, in certain instances, the Company purchases credit protection with identical underlying referenced names to offset its exposure. At December 31, 2011, the notional value and carrying value of credit protection purchased and credit protection sold by the Company with identical underlying referenced names was:

(dollars in millions, except share and per share amounts)

	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Carrying Value [1]
Credit derivatives sold	9,679	-	200	8,589	890	389
Credit derivatives purchased	10,941	-	200	9,256	1,485	584

(1) Derivative contracts are shown on a gross basis prior to counterparty and cash collateral netting.

Credit Related Notes
Credit related notes in the guarantees table above include investments in securities issued by CDO vehicles. These instruments are classified as trading securities. Most of the entities that issue these instruments have either the ability to enter into or have entered into credit derivatives that meet the definition of a guarantee (in this case, the sale of credit protection). Since most of these securities could potentially have embedded credit derivatives that would meet the definition of a guarantee, the Company includes all of its investments in these securities above.

The carrying value of these instruments equals the Company's maximum exposure to loss. The Company is not obligated to make any payments to the entities under the terms of the securities owned.
The Company discloses internal categorizations (i.e., investment grade, non-investment grade) consistent with how risk is managed for these instruments.

Other Derivative Contracts
Other derivative contracts primarily represent written equity options. The Company does not monitor its exposure to derivatives based on the theoretical maximum payout because that measure does not take into consideration the probability of the occurrence. As such, rather than including the maximum payout, the notional value of these contracts has been included to provide information about the magnitude of involvement with these types of contracts. However, it should be noted that the notional value is not a reliable indicator of the Company's exposure to these contracts. Instead, as previously noted, a risk framework is used to define risk tolerances and establish limits to help ensure that certain risk-related losses occur within acceptable, predefined limits.

As the fair value and risk of payment under these derivative contracts are based upon market factors, the carrying value in the table above reflects the best estimate of the Company's performance risk under these transactions at December 31, 2011. The Company economically hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.

Credit Risk Management of Derivatives
The Company defines counterparty credit risk as the potential for loss that can occur as a result of an individual, counterparty, or issuer being unable or unwilling to honor its contractual obligations. The Company mitigates its credit risk to counterparties through a variety of techniques, including, where appropriate, the right to require initial collateral or margin, the right to terminate transactions or to obtain collateral should unfavorable events occur, the right to call for collateral when certain exposure thresholds are exceeded, the right to call for third party guarantees, and the purchase of credit default protection.

The Company enters into International Swaps and Derivatives Association, Inc. ("ISDA") master agreements or their equivalent ("master netting agreements") with almost all derivative counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables

(dollars in millions, except share and per share amounts)

and payables with the same counterparty to be offset for accounting and risk management purposes. Netting agreements are generally negotiated bilaterally and can require complex terms. While the Company makes reasonable efforts to execute such agreements, it is possible that a counterparty may be unwilling to sign such an agreement and, as a result, would subject the Company to additional credit risk. The enforceability of master netting agreements under bankruptcy laws in certain countries or in certain industries is not free from doubt, and receivables and payables with counterparties in these countries or industries are accordingly recorded on a gross basis.

Where the Company has entered into legally enforceable netting agreements with counterparties, it reports derivative assets and liabilities, and any related cash collateral, net in the Consolidated Balance Sheet in accordance with ASC 210-20, *Balance Sheet–Offsetting* ("Balance Sheet – Offsetting Accounting"). At December 31, 2011, the Company did not receive or pledge cash collateral to third party counterparties. At December 31, 2011, the Company received cash collateral of $571 from affiliates and pledged $196 to affiliates.

6. Fair Value of Financial Instruments

Fair Value Hierarchy

In accordance with Fair Value Accounting, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the Consolidated Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, exchange traded derivatives, U.S. Government securities, and certain other sovereign government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets (examples include restricted stock and U.S. agency securities);

b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which can trade infrequently);

c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability

(dollars in millions, except share and per share amounts)

(examples include certain residential and commercial mortgage-related assets, including securities and derivatives).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include certain private equity investments, certain residential and commercial mortgage related assets, and long-dated complex derivatives).

As required by Fair Value Accounting, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Level 3 gains and losses represent amounts incurred during the period in which the instrument was classified as Level 3. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in or transfers out of the Level 3 category as of the beginning of the quarter in which the reclassifications occur.

Valuation Techniques
The following outlines the valuation methodologies for the Company's material categories of assets and liabilities:

U.S. Government and agencies
U.S. Treasury securities: U.S. Treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

U.S. agency securities: U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers. Mortgage pass-throughs include To-be-announced ("TBA") securities and mortgage pass-through certificates. TBA securities are generally valued using quoted market prices. Generally, the fair value of mortgage pass-through certificates is based on market prices of the comparable securities. Agency issued debt securities and mortgage pass-throughs are generally classified as Level 2 in the fair value hierarchy.

Municipal debt
Municipal bonds: The fair value of municipal bonds is calculated using recent trade activity, market price quotations and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. The majority of these bonds are classified as Level 2 in the fair value hierarchy.

Auction Rate Securities ("ARS"): The Company holds investments in certain ARS, including student loan ARS and municipal ARS. Student loan ARS are comprised of various pools of student loans. Municipal ARS are issued by states and municipalities for a wide variety of purposes, including but not limited to healthcare, industrial development, education and transportation infrastructure. The fair value of the student loan ARS is calculated using a pricing model that relies upon a number of assumptions including weighted

(dollars in millions, except share and per share amounts)

average life, coupon, discount margin and liquidity discounts. The fair value of the municipal ARS is calculated based upon projected refinancing and spread assumptions. In both cases, recent trades and issuer tenders are considered in the valuations. Student loan ARS and municipal ARS are classified as Level 3 in the fair value hierarchy.

Corporate and other debt

Corporate bonds: Corporate bonds are valued based on the most recent observable trade and/or external quotes, depending on availability. The most recent observable trade price is given highest priority as the valuation benchmark based on an evaluation of transaction date, size, frequency, and bid-offer. This price may be adjusted by bond or credit default swap spread movement. When credit default swap spreads are referenced, cash-to-synthetic basis magnitude and movement as well as maturity matching are incorporated into the value. When neither external quotes nor a recent trade is available, the bonds are valued using a discounted cash flow approach based on risk parameters of comparable securities. In such cases, the potential pricing difference in spread and/or price terms with the traded comparable is considered. Corporate bonds are generally classified as Level 2 or Level 3 in the fair value hierarchy.

Mortgages, mortgage-backed and asset-backed

Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS"), and other Asset-Backed Securities ("ABS"): RMBS, CMBS and other ABS are valued based on observable price or credit spreads for the particular security or when price or credit spreads are not observable, the valuation is based on prices of comparable bonds or the present value of expected future cash flows. Valuation levels of RMBS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.

When estimating the fair value based upon the present value of expected future cash flows, the Company uses its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved, while also taking into account performance of the underlying collateral.

The majority of RMBS, CMBS and other ABS are classified as Level 2 in the fair value hierarchy. If external prices or credit spreads are unobservable or if comparable trades/assets involve significant subjectivity related to property type differences, cash flows, performance and other inputs they are classified as Level 3 in the fair value hierarchy.

Equities

Exchange-traded equity securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are classified as Level 1 of the fair value hierarchy, otherwise they are generally classified as Level 2.

Convertible debentures: Convertible debentures are valued based on observable trades and/or external quotes, depending on availability. When neither observable trades nor external quotes are available, the instruments are valued using a discounted cash flow approach based on risk parameters of comparable securities. In such cases, the potential pricing difference in spread and/or price terms with the traded comparable is considered. Convertible debentures are generally classified as Level 2 in the fair value hierarchy.

Derivative contracts

Listed Derivative Contracts: Listed derivatives that are actively traded are generally valued based on quoted prices from the exchange and are classified as Level 1 of the fair value hierarchy. Listed derivatives that are

not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally classified as Level 2 of the fair value hierarchy.

OTC Derivative Contracts: OTC derivatives include forwards, swaps and options related to interest rate, foreign currency, credit, equity or commodity underlyings.

The fair value of OTC derivatives are derived using market prices and other market based pricing parameters such as interest rates, currency rates and volatilities that are observed directly in the market or gathered from independent sources such as dealer consensus pricing services or brokers. Where models are used, they are used consistently and reflect the contractual terms of and specific risks inherent in the contracts. Generally, the models do not contain a high level of subjectivity since the valuation techniques used in the models do not require significant judgment and inputs to the models are readily observable in active markets. When appropriate, valuations are adjusted for various factors such as liquidity, bid-offer spreads and credit considerations based on available market evidence. In addition, for most collateralized interest rate and currency derivatives the requirement to pay interest on the collateral may be considered in the valuation. The majority of OTC derivative contracts are classified as Level 2 in the fair value hierarchy.

CDOs: The fair value of CDOs is derived from a referenced basket of CDS, the CDO's capital structure, and the default correlation, which is an input to a proprietary CDO valuation model. The underlying CDO portfolios typically contain investment grade as well as non-investment grade obligors. After adjusting for differences in risk profile, the correlation parameter for an actual transaction is estimated by benchmarking against observable standardized index tranches and other comparable transactions. CDOs are classified as either Level 2 or Level 3 in the fair value hierarchy.

Other Investments
Private Equity Investments: The Company holds direct private equity investments. Valuing unlisted investments requires significant management judgment due to the nature of these assets and the lack of quoted market prices and liquidity. Initially, the transaction price of the investment is generally considered to be the best indicator of fair value. Thereafter, valuation of direct investments is based on an assessment of each individual investment using various methodologies, which include publicly traded comparables derived by multiplying a key performance metric (e.g., earnings before interest, taxes, depreciation and amortization) of the portfolio company by the relevant valuation multiple observed for comparable companies, acquisition comparables, entry level multiples, and discounted cash flows. These valuations are subject to appropriate discounts for lack of liquidity or marketability. Certain factors which may influence changes to the fair value include, but are not limited to, recapitalizations, subsequent rounds of financing, and offerings in the equity or debt capital markets.

Other investments include equity securities that have recently gone through initial public offerings or secondary sales of public positions. These investments are primarily classified as either Level 1 or Level 2 of the fair value hierarchy. Level 2 classifications generally include those publicly traded equity investments that have a legal or contractual transfer restriction. All other investments are classified as Level 3 in the fair value hierarchy due to infrequent trading and/or unobservable market prices.

Resale and repurchase agreements
The Company elected the fair value option for certain resale and repurchase agreements. For such agreements, the fair value is estimated using a discounted cash flow model which incorporates inputs such as interest rate yield curves and option volatility. Resale and repurchase agreements for which the fair value option has been elected are generally classified as Level 2 in the fair value hierarchy.

(dollars in millions, except share and per share amounts)

Short-term borrowings

Short-term borrowings represent floating rate certificates of consolidated municipal bond trusts that can be tendered by the certificate holders at par with as little as seven days notice. These certificates predominantly carry interest rates that re-set on a weekly basis. Due to the short-term nature given the embedded put feature, these instruments are marked at par. Short-term borrowings are classified as Level 2 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Fair Value Measurements on a Recurring Basis as of December 31, 2011				
	Level 1	Level 2	Level 3	Netting Adj (1)	Total
Assets:					
Securities segregated for regulatory purposes or deposited with clearing organizations:					
U.S. Government and agencies	$ 1,796	$ 740	$ -	$ -	$ 2,536
Corporate debt	-	295	-	-	295
Total securities segregated for regulatory purposes or deposited with clearing organizations	1,796	1,035	-	-	2,831
Receivables under resale agreements	-	31,942	-	-	31,942
Trading assets, excluding derivative contracts:					
U.S. Government and agencies	20,311	19,660	-	-	39,971
Municipals and money markets	-	7,642	2,044	-	9,686
Equities and convertible debentures	6,881	1,557	46	-	8,484
Corporate debt and preferred stock	-	7,197	879	-	8,076
Mortgages, mortgage-backed and asset-backed	-	2,514	725	-	3,239
Non-U.S. governments and agencies	28	12	18	-	58
Total trading assets, excluding derivative contracts	27,220	38,582	3,712	-	69,514
Derivative contracts	837	5	3	-	845
Securities received as collateral	5,056	-	-	-	5,056
Other investments	234	7	97	-	338
Receivables from affiliated companies (2)	45	7,228	119	(6,498)	894
Liabilities:					
Payables under repurchase agreements	-	468	-	-	468
Trading liabilities, excluding derivative contracts:					
U.S. Government and agencies	15,549	1,371	-	-	16,920
Equities and convertible debentures	7,775	18	9	-	7,802
Corporate debt and preferred stock	-	4,686	66	-	4,752
Other	14	70	34	-	118
Total trading liabilities, excluding derivative contracts	23,338	6,145	109	-	29,592
Derivative contracts	409	503	14	-	926
Obligation to return securities received as collateral	5,056	-	-	-	5,056
Short-term borrowings	-	3,681	-	-	3,681
Other Payables	-	119	-	-	119
Payables to affiliated companies (2)	12	6,722	-	(6,123)	611

(1) Represents counterparty and cash collateral netting.

(2) Receivables from affiliated companies and Payables to affiliated companies consist of trading assets, trading liabilities, resale agreements, payables under repurchase agreements and derivative contracts.

(dollars in millions, except share and per share amounts)

Transfers between Level 1 and Level 2 assets and liabilities were not significant for the year ended December 31, 2011.

Level 3 Assets and Liabilities

- Corporate debt and preferred stock assets primarily relate to Distressed Corporate Bonds, ARS, Trust Preferred Securities CLO, and Preferred Corporate Bonds.
- Municipals and money market assets primarily relate to student loan ARS and municipal bond securities.
- Mortgages, mortgage-backed, and asset-backed primarily relate to CDOs.
- Other investments relate to direct private equity investments.
- Receivables from affiliated companies primarily relates to Auction Rate Market Preferred Stocks ("AMPS").

Transfers into Level 3 primarily relate to corporate debt and preferred stock due to decreased price observability for certain positions. Transfers out of Level 3 primarily relate to corporate debt and preferred stock due to increased price testing coverage.

Fair Value Option Election

The fair value option election allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur. The fair value option election is permitted on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. As discussed above, certain of the Company's financial instruments are required to be accounted for at fair value under Investment Accounting and Derivatives Accounting, as well as industry level guidance. For certain financial instruments that are not accounted for at fair value under other applicable accounting guidance, the fair value option election has been made.

The Company elected the fair value option for certain resale and repurchase agreements. The fair value option election was made based on the tenor of the resale and repurchase agreements, which reflects the magnitude of the interest rate risk. The majority of resale and repurchase agreements collateralized by U.S. Government securities were excluded from the fair value option election as these contracts are generally short-dated and therefore the interest rate risk is not considered significant. Amounts loaned under resale agreements require collateral with a market value equal to or in excess of the principal amount loaned resulting in minimal credit risk for such transactions.

The Company elected the fair value option for certain borrowings related to consolidated VIEs where the related assets of the VIE are accounted for at fair value.

For the year ended December 31, 2011, the difference between fair value and the aggregate contractual principal amount of receivables under resale agreements (with third party and affiliates) and payables under repurchase agreements (with third party and affiliates) for which the fair value option has been elected, was not material to the Consolidated Balance Sheet.

(dollars in millions, except share and per share amounts)

7. Securities Financing Transactions

The Company enters into repurchase and resale agreements and secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement, to meet customers' needs and to earn interest rate spreads.

Under these transactions, the Company either receives or provides collateral, including U.S. Government and agencies, asset-backed, corporate debt, equity, and non-U.S. Governments and agency securities. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under most agreements the Company is permitted to sell or repledge the securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. At December 31, 2011, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $313,924, of which $62,865 was received from affiliated companies. Included in the securities received from affiliated companies, $7,962 is segregated in a special reserve account as required by Rule 15c3-3 under the Securities Exchange Act of 1934. The fair value of securities received as collateral that had been sold or repledged was $273,840, of which $75,920 have been sold or repledged to affiliated companies.

The Company also receives securities as collateral in connection with certain securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge securities received, the Company reports the fair value of such securities received as collateral and the related obligation to return securities received as collateral in the Consolidated Balance Sheet.

The Company pledges certain Company-owned assets which are included in trading assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet. The carrying value and classification of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge at December 31, 2011 are as follows:

Trading asset category		
U.S. Government and agencies	$	22,361
Corporate debt and preferred stock		3,396
Equities and convertible debentures		3,026
Mortgages, mortgage-backed, and asset-backed securities		1,861
Municipals and money markets		561
Total	$	31,205

At December 31, 2011, securities loaned or pledged to affiliated companies that can be sold or repledged by the affiliated companies was $6,200. Securities loaned or pledged where the affiliated companies do not have the right to sell or repledge was $941.

Generally, when the Company transfers financial instruments that are not recorded as sales (i.e. secured borrowing transactions), the liability is recorded as either payables under repurchase agreements or payables under securities loaned transactions; however, in instances where the Company transfers financial assets to a consolidated VIE, the liabilities of the consolidated VIE will be reflected in long or short term borrowings. In either case, at the time of transfer, the related liability is equal to the cash received in the transaction. In most

(dollars in millions, except share and per share amounts)

cases the lenders in secured borrowing transactions have full recourse to the Company (i.e. recourse beyond the assets pledged).

8. Securitization and Other Variable Interest Entities

The Company utilizes VIEs in the ordinary course of business to support its own and its customers' financing and investing needs. The Company administers structures or invests in VIEs including municipal bond trusts, repackaging vehicles, resecuritization vehicles, and customer vehicles (e.g. equity linked notes) as described in more detail below.

The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and consolidates the VIE. The Company is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIEs economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

The tables below present the assets and liabilities of consolidated and unconsolidated VIEs if the Company has continuing involvement with transferred assets or it otherwise has a variable interest in the VIE. For consolidated VIEs, these amounts are net of intercompany balances and exclude transactions with affiliates. The tables also present the Company's maximum exposure to loss resulting from its involvement with consolidated VIEs and unconsolidated VIEs in which the Company holds a variable interest as of December 31, 2011. The Company's maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Company's Consolidated Balance Sheet but also potential losses associated with off-balance sheet commitments such as unfunded liquidity commitments and other contractual arrangements. The Company's maximum exposure to loss does not include losses previously recognized.

Except as described below, the Company has not provided financial support to consolidated or unconsolidated VIEs that it was not contractually required to provide, nor does it intend to do so.

Municipal Bond Securitizations
The Company sponsors municipal bond trusts that hold highly-rated, long-term, fixed-rate municipal bonds, some of which are callable prior to maturity. The vast majority of the bonds are rated AAA or AA and some of the bonds benefit from insurance provided by third parties. The trusts obtain financing by issuing floating-rate trust certificates to third party investors. The Company serves as remarketing agent for the trusts. The floating-rate investors have the right to tender the certificates at specified dates, often with as little as seven days' notice. Should the Company be unable to remarket the tendered certificates, the Company declares a failed remarketing, and has no further obligation to purchase the certificates. The certificate holder tenders the securities to the Tender agent.

The weighted average remaining life of bonds held at December 31, 2011 was 11.4 years.

(dollars in millions, except share and per share amounts)

The following table summarizes certain information related to municipal bond trusts in which the Company holds a variable interest as of December 31, 2011:

	Consolidated	Unconsolidated	Total
Maximum Loss Exposure	$ 2,304	$ 124	$ 2,428
On-balance sheet assets			
Trading assets	$ 2,304	$ 124	$ 2,428
On-balance sheet liabilities			
Short-term borrowings	$ 3,681	$ -	$ 3,681
Total assets of VIEs	$ 2,304	$ 334	$ 2,638

The Company consolidates municipal bond trusts when it has a controlling financial interest. As transferor of assets into a trust, the Company has the power to determine which assets would be held in the trust and to structure the liquidity facilities, default protection and credit enhancement, if applicable. In some instances, the Company retained a residual interest in such trusts and has loss exposure that could potentially be significant to the trust through the residual interest, liquidity facilities and other arrangements. The Company is also the remarketing agent, through which it has the power to direct the activities that most significantly impact economic performance. Accordingly, the Company is the primary beneficiary of and consolidates these trusts. In other instances, one or more third party investor(s) hold(s) the residual interest and, through that interest, has the unilateral right to liquidate the trust. The Company does not consolidate these trusts.

In the year ended December 31, 2011, the Company was the transferor of assets into unconsolidated municipal bond trusts and received cash proceeds from new securitizations of $645. At December 31, 2011, the principal balance outstanding for unconsolidated municipal bond securitization trusts for which the Company was the transferor was $334.

Other VIEs
Other VIEs include resecuritization vehicles, repackaging vehicles and customer vehicles.

The following table summarizes certain information related to other VIEs in which the Company holds a variable interest as of December 31, 2011.

	Consolidated	Unconsolidated		
	Customer Vehicles	Repackaging	Resecuritization	Total
Maximum Loss Exposure	$ 95	$ 26	$ 2,654	$ 2,680
On-balance sheet assets				
Trading assets	$ 278	$ 26	$ 2,654	$ 2,680
On-balance sheet liabilities				
Other Liabilities	182	-	-	-
Total assets of VIEs	$ 278	$ 269	$ 20,541	$ 20,810

Customer vehicles include credit-linked and equity-linked note vehicles and repackaging vehicles, which are typically created on behalf of customers who wish to obtain exposure to a specific company or financial instrument. Credit-linked and equity-linked note vehicles issue notes which pay a return that is linked to the specific credit or equity risk. The vehicles purchase high-grade assets as collateral and enter into CDS or equity derivatives to synthetically create the credit or equity risk required to pay the specified return on the notes issued by the vehicles.

The Company consolidates customer vehicles in which it has a controlling financial interest. The Company typically has control over the initial design of the vehicle and may also have the ability to replace the collateral assets. The Company consolidates these vehicles when it has control over the vehicle from holding a significant portion of the securities issued by the vehicle or has a unilateral right to liquidate the vehicle.

(dollars in millions, except share and per share amounts)

The Company does not consolidate a vehicle if the Company does not have a variable interest that could potentially be significant to the vehicle.

Repackaging vehicles issue notes that are designed to incorporate risk characteristics desired by customers of the Company. The vehicles hold debt instruments such as corporate bonds, convertible bonds or ABS with the desired credit risk profile. The Company enters into derivatives with the vehicles to change the interest rate or currency profile of the debt instruments.

The Company transfers existing securities into resecuritization vehicles. Generally there are no significant ongoing activities performed and no single investor has the unilateral ability to liquidate the vehicle.

The Company consolidates a resecuritization vehicle if it has sole discretion over the design of the vehicle, including the identification of securities to be transferred in and the structure of the securities to be issued, and also retains a variable interest that could potentially be significant to the vehicle. If one or a limited number of third party investors share responsibility for the design of the vehicle, and purchase a significant portion of subordinate securities, the Company does not consolidate the vehicle.

The Company's maximum exposure to loss for unconsolidated VIEs is significantly less than the total assets in the table on the previous page because the Company typically has exposure to only a portion of the total assets.

9. Goodwill and Intangible Assets

Goodwill

Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at acquisition date. Goodwill is tested annually (or more frequently under certain conditions) for impairment in accordance with Goodwill and Intangibles Assets Accounting. If the fair value of the reporting unit exceeds the carrying value, goodwill is not deemed to be impaired. If the fair value is less than the carrying value, a further analysis is required to determine the amount of impairment, if any. Based on the annual impairment analysis completed during the third quarter of 2011, the Company determined that there was no impairment of goodwill as of the June 30, 2011 test date. The carrying amount of goodwill as of December 31, 2011 was $3,307.

Intangible Assets

Intangible assets with definite lives at December 31, 2011 consist primarily of value assigned to customer relationships. Intangible assets with definite lives are tested for impairment whenever certain conditions exist which would indicate the carrying amount of such assets may not be recoverable. Intangible assets with definite lives are amortized over their respective estimated useful lives. The carrying amount of intangible assets with definite lives was $2,261 and the accumulated amortization related to these assets amounted to $678 as of December 31, 2011. The estimated future amortization of intangible assets from 2012 through 2016 is $226 per year.

Intangible assets with indefinite lives consist of the Company's proportion of the value assigned to the Merrill Lynch brand. Intangible assets with indefinite lives are tested for impairment in accordance with Goodwill and Intangibles Assets Accounting and are not amortized. The carrying amount of intangible assets with indefinite lives was $935 as of December 31, 2011. Based on an impairment analysis conducted as of June 30, 2011, the Merrill Lynch brand is not impaired.

(dollars in millions, except share and per share amounts)

10. Short-Term Borrowings

As of December 31, 2011, short term borrowings include short term debt issued by consolidated municipal bond trusts in the amount of $3,681. Refer to Note 8 for further information.

11. Subordinated Borrowings

At December 31, 2011, subordinated borrowings and credit committed under agreements with the Parent and Bank of America consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
MLPF&S with Parent			
Revolving Subordinated Loan	April 30, 2013	$ 5,100	$ 12,000
Cash Subordinated Loan	September 30, 2013	1,400	1,400
Cash Subordinated Loan	December 31, 2013	1,000	1,000
Cash Subordinated Loan	February 25, 2013	1,000	1,000
Cash Subordinated Loan	December 31, 2013	500	500
Cash Subordinated Loan	March 31, 2013	500	500
MLPCC with Parent			
Revolving Subordinated Loan	April 30, 2013	1,800	3,000
MLPF&S with Bank of America			
Cash Subordinated Loan	December 31, 2013	1,458	1,458
Revolving Subordinated Loan	October 1, 2013	1,120	7,000
Total Subordinated Liabilities		$ 13,878	$ 27,858

These borrowings, which have been approved for regulatory capital purposes for each respective company, are U.S. dollar-denominated obligations at variable interest rates based on one-month or three-month LIBOR plus a spread. The spread ranges from 49 basis points to 175 basis points. The carrying value of these borrowings approximates fair value. Each loan agreement contains a provision that automatically extends the loan's maturity by one year unless specified actions are taken prior to maturity date.

12. Stockholders' Equity

MLPF&S is authorized to issue 1,200 shares of $1.00 par value common stock. At December 31, 2011, there were 1,000 shares issued and outstanding.

MLPF&S is authorized to issue 1,000 shares of $1.00 par value preferred stock. At December 31, 2011, there were no preferred shares issued.

MLPCC is authorized to issue 10,000 shares of $1.00 par value preferred stock, with a liquidation preference of $1,000 per share. At December 31, 2011, there were 2,035 cumulative preferred shares issued and outstanding.

(dollars in millions, except share and per share amounts)

13. Commitments, Contingencies and Guarantees

Litigation and Regulatory Matters

In the ordinary course of business, the Company is routinely a defendant in or party to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. These actions and proceedings are generally based on alleged violations of securities, employment, contract and other laws. In some of these actions and proceedings, claims for substantial monetary damages are asserted against the Company.

In the ordinary course of business, the Company is also subject to regulatory examinations, information gathering requests, inquiries and investigations. The Company is a registered broker/dealer or investment advisor and is subject to regulation by the SEC, the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange, the FSA and other domestic, international and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company generally cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. Once the loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability with respect to such loss contingency and record a corresponding amount of litigation-related expense. The Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

In some of the matters described below, loss contingencies are not both probable and estimable in the view of management, and accordingly, an accrued liability has not been established for those matters. Information is provided below regarding the nature of these contingencies and, where specified, the amount of the claim associated with these loss contingencies. Based on current knowledge, management does not believe that loss contingencies arising from pending matters will have a material adverse effect on the Company's consolidated financial position or liquidity. However, in light of the inherent uncertainties involved in these matters, some of which are beyond the Company's control, and the very large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters could be material to the Company's results of operations or cash flows for any particular reporting period.

(dollars in millions, except share and per share amounts)

Specific Litigation

Auction Rate Securities Litigation

Since October 2007, the Company, including BAS, (which was merged into the Company on November 1, 2010, with the Company as the surviving corporation in the merger), and certain affiliates have been named as defendants in a variety of lawsuits and other proceedings brought by customers and both individual and institutional investors regarding ARS. These actions generally allege that the defendants: (i) misled plaintiffs into believing that there was a deeply liquid market for ARS, and (ii) failed to adequately disclose their or their affiliates' practice of placing their own bids to support ARS auctions. Plaintiffs assert that ARS auctions started failing from August 2007 through February 2008 when defendants and other broker-dealers stopped placing those "support bids." In addition to the matters described in more detail below, numerous arbitrations and individual lawsuits have been filed against the Company and certain affiliates by parties who purchased ARS and are seeking relief that includes compensatory and punitive damages totaling in excess of $1,200, as well as rescission, among other relief.

Securities Actions

The Parent and the Company face a number of civil actions relating to the sales of ARS and management of ARS auctions, including two putative class action lawsuits in which the plaintiffs seek to recover the alleged losses in market value of ARS securities purportedly caused by the defendants' actions. Plaintiffs also seek unspecified damages, including rescission, other compensatory and consequential damages, costs, fees and interest. The first action, *In Re Merrill Lynch Auction Rate Securities Litigation*, is the result of the consolidation of two class action suits in the U.S. District Court for the Southern District of New York. These suits were brought by two the Company customers on behalf of all persons who purchased ARS in auctions managed by the Company and other affiliates, against the Parent and the Company. On March 31, 2010, the U.S. District Court for the Southern District of New York granted defendants' motion to dismiss. Plaintiffs appealed and on November 14, 2011, the U.S. Court of Appeals for the Second Circuit affirmed the district court's dismissal. Plaintiffs' time to seek a writ of certiorari to the U.S. Supreme Court expired on February 13, 2012 and, as a result, this action is now concluded.

The second action, *Bondar v. Bank of America Corporation*, was brought by a putative class of ARS purchasers against Bank of America and BAS. On February 24, 2011, the U.S. District Court for the Northern District of California dismissed the amended complaint and directed plaintiffs to state whether they will file a further amended complaint or appeal the court's dismissal. Following the Second Circuit's decision in *In Re Merrill Lynch Auction Rate Securities Litigation*, plaintiffs voluntarily dismissed their action on January 4, 2012. The dismissal is subject to the district court's approval.

Benistar Litigation

In *Gail A. Cahaly, et al. v. Benistar Property Exchange Trust Company, Inc, et al.* a matter filed on August 1, 2001, in Massachusetts Superior Court, Suffolk County, plaintiffs alleged that the Company aided and abetted a fraud and breach of fiduciary duty allegedly perpetrated by Benistar, a former client of the Company. In 2002, following a trial, a jury rendered a verdict requiring the Company to pay plaintiffs $9 in compensatory damages. After the court granted the Company's motion to vacate the verdict, the court granted plaintiffs' motion for a new trial. On June 25, 2009, the jury in the second trial found in favor of the plaintiffs on all counts. Plaintiffs filed discovery-related sanctions motions, as well as a petition seeking attorneys' fees and costs. On January 11, 2011, the court issued its rulings denying plaintiffs' request for sanctions and punitive damages but awarding consequential damages and attorneys' fees to plaintiffs in an amount not material to the Company's results of operations. Plaintiffs and the Company have appealed the court's January 11, 2011 rulings on damages and sanctions.

(dollars in millions, except share and per share amounts)

"Good Reason" Litigation

Since 2009, the Company and certain affiliates have been named as defendants in lawsuits and arbitrations brought by former Merrill Lynch employees, primarily financial advisors, who participated in certain Merrill Lynch equity and contingent long term incentive compensation plans (the "Plans"). These actions generally allege that the former employees had "good reason" to resign as that term is defined under the change in control provisions of the applicable Plans and, as such, are entitled to immediate vesting and payment of forfeited awards and/or monetary sums under those Plans. In addition to litigation and arbitration, additional employees or their representatives have sent letters seeking payment directly from the Parent.

A putative class action was filed in October 2009, entitled *Chambers et al v. Merrill Lynch & Co. et al.* in the U.S. District Court for the Southern District of New York, seeking certification of a putative class of financial advisors and seeking damages and other payments under the good reason provisions of certain contingent incentive compensation plans.

Illinois Funeral Directors Association Matters

Commencing in 1979, the Illinois Funeral Directors Association ("IFDA"), an Illinois not-for-profit corporation that serves as a trade association representative for the Illinois funeral industry, began providing trust services to Illinois consumers for the deposit of payments for pre-paid funeral services. Illinois law regulates the sale of pre-paid funeral goods and services and requires that proceeds of those sales be held in trust. In 1986, the IFDA began offering a tax-advantaged pre-need trust administered by its subsidiary, IFDA Services, Inc. ("IFDA Services"). The tax-advantaged pre-need trust invested primarily in variable universal life insurance ("VUL") policies written against the lives of "keymen" of IFDA, its members and its affiliates. In response to the stated investment objectives of IFDA's executive director and its board of directors, the Company recommended the purchase of the VUL policies to IFDA for the tax-advantaged pre-need trust, and Merrill Lynch Life Agency, Inc. ("MLLA"), sold the pre-need trust approximately 270 VUL policies as investment vehicles.

During IFDA Services' operation of the pre-need trust, it credited IFDA members with earnings on deposits into the pre-need trust based on a rate of return set by IFDA Services, even though the crediting rate sometimes exceeded the actual earnings on the trust investments. As a result, a deficit developed between the amounts that the IFDA credited to IFDA members and the actual earnings of the trust. The Illinois Office of the Comptroller, the trust's regulator, removed IFDA Services as trustee of the trust in 2008, and asked Merrill Lynch Bank & Trust Company, FSB ("MLBTC"), to serve as successor trustee.

On February10, 2012, the State of Illinois Office of the Secretary of State, Securities Department ("ISD") entered into a consent order with the Company to resolve the ISD's investigation of the sale of life insurance policies to the pre-need trust. The consent order provides for payment by the Company of an amount not material to the Company's results of operations as restitution to the tax-advantaged pre-need trust and its beneficiaries to mitigate any potential loss or injuries that Illinois pre-need patrons or funeral homes might otherwise suffer and fund the anticipated funeral costs of Illinois pre-need patrons. In addition, the consent order provides for payment by the Company of the costs of the ISD's investigation and of administration and distribution of the ISD settlement funds.

On June 16, 2009, a purported class action on behalf of a proposed class of pre-need contract holders, *David Tipsword as Trustee of Mildred E. Tipsword Trust, individually and on behalf of all others similarly situated v. I.F.D.A. Services Inc., et al.*, was filed in the U.S. District Court for the Southern District of Illinois against the Company, among other defendants. The complaint alleges that the Company breached purported

(dollars in millions, except share and per share amounts)

fiduciary duties and committed negligence and seeks compensatory and punitive damages, reasonable attorneys' fees, and costs. The court denied the Company's motion to dismiss.

On June 30, 2009, a purported class action on behalf of a proposed class of funeral directors, *Clancy-Gernon Funeral Home, Inc., et al. v. MLPF&S, et al.*, was filed in the Illinois Circuit Court, Cook County, Illinois, alleging that the Company and MLLA, among other defendants, committed consumer fraud, civil conspiracy, unjust enrichment, and conversion. The Company and MLLA removed the complaint to the U.S. District Court for the Northern District of Illinois, and the case was ultimately transferred to the U.S. District Court for the Southern District of Illinois. On November 9, 2010, plaintiff filed a third amended complaint, which added new parties, including MLBTC, and additional claims for fraud, breach of fiduciary duty, negligence and aiding and abetting fiduciary duty against the Company and MLLA, and breach of fiduciary duty and negligence against MLBTC. The third amended complaint seeks disgorgement and remittance of all commissions, premiums, fees and compensation; an accounting; compensatory damages; pre-judgment and post-judgment interest; and reasonable attorneys' and experts' fees and costs. The court denied MLBTC's motion to dismiss and permitted the Company and MLLA to withdraw their motions to dismiss.

On December 9, 2010, a purported class action on behalf of a proposed class of funeral directors, *Pettett Funeral Home, Ltd., et al. v. MLPF&S, et al.*, was filed in the U.S. District Court for the Southern District of Illinois. The allegations and relief sought in the *Pettett* matter are virtually identical to the claims in *Clancy-Gernon.*

On July 28, 2010, Charles G. Kurrus, III, P.C., a funeral director and owner of a funeral home, filed an action in the Illinois Circuit Court, St. Clair County, against the Company, MLLA and MLBTC, among others, including present and former employees. The complaint, entitled *Charles F. Kurrus, III, P.C. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., et al.*, asserts causes of action for breach of the Illinois Consumer Fraud and Deceptive Business Practices Act and civil conspiracy against all defendants; breach of fiduciary duty against the Company and MLBTC; and negligence and aiding and abetting breach of fiduciary duty against the Company. The complaint seeks declaratory relief; disgorgement of all commissions, fees and revenues received by the Company, MLLA and MLBTC; pre-judgment and post-judgment interest; an accounting; and attorneys' fees. Defendants filed motions to dismiss.

On February 15, 2012, the parties to the above-referenced litigations executed a settlement agreement to fully resolve the claims asserted in the class action litigations and the *Kurrus* litigation, and fully release and bar any civil claims against the Company, its employees or affiliates with respect to the IFDA pre-need trust. The settlement agreement, which received preliminary court approval on February 17, 2012, provides for a payment by the Company in an amount not material to its results of operations (which amount was fully accrued as of December 31, 2011).

<u>In re Initial Public Offering Securities Litigation</u>

The Parent, the Company, including BAS, and certain of their subsidiaries, along with other underwriters, and various issuers and others, were named as defendants in a number of putative class action lawsuits that have been consolidated in the U.S. District Court for the Southern District of New York as *In re Initial Public Offering Securities Litigation*. Plaintiffs contend, among other things, that defendants failed to make certain required disclosures in the registration statements and prospectuses for applicable offerings regarding alleged agreements with institutional investors that tied allocations in certain offerings to the purchase orders by those investors in the aftermarket. Plaintiffs allege that such agreements allowed defendants to manipulate the price of the securities sold in these offerings in violation of Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934, and SEC rules promulgated thereunder.

(dollars in millions, except share and per share amounts)

The parties agreed to settle the matter, for which the court granted final approval in an amount that was not material to the Company's results of operations. Certain putative class members filed an appeal in the U.S. Court of Appeals for the Second Circuit seeking reversal of the final approval. On August 25, 2011, the district court, on remand from the U.S. Court of Appeals for the Second Circuit, dismissed the objection by the last remaining putative class member, concluding that he was not a class member. On January 9, 2012, that objector dismissed with prejudice an appeal of the court's dismissal pursuant to a settlement agreement. On November 28, 2011, an objector whose appeals were dismissed by the Second Circuit filed a petition for a writ of certiorari with the U.S. Supreme Court that was rejected as procedurally defective. On January 17, 2012, the Supreme Court advised the objector that the petition was untimely and should not be resubmitted to the Supreme Court.

Mortgage-Backed Securities ("MBS") Litigation

The Parent, the Company, including BAS, and certain of their affiliates have been named as defendants in a number of cases relating to their various roles as issuer, originator, seller, depositor, sponsor, underwriter and/or controlling entity in MBS offerings, pursuant to which the MBS investors were entitled to a portion of the cash flow from the underlying pools of mortgages. These cases generally include actions by individual MBS purchasers. Although the allegations vary by lawsuit, these cases generally allege that the registration statements, prospectuses and prospectus supplements for securities issued by securitization trusts contained material misrepresentations and omissions, in violation of Sections 11, 12 and 15 of the Securities Act of 1933, Sections 10(b) and 20 of the Securities Exchange Act of 1934 and/or state securities laws and other state statutory and common laws.

These cases generally involve allegations of false and misleading statements regarding (i) the process by which the properties that served as collateral for the mortgage loans underlying the MBS were appraised; (ii) the percentage of equity that mortgage borrowers had in their homes; (iii) the borrowers' ability to repay their mortgage loans; (iv) the underwriting practices by which those mortgage loans were originated; (v) the ratings given to the different tranches of MBS by rating agencies; and (vi) the validity of each issuing trusts' title to the mortgage loans comprising the pool for the securitization (collectively, "MBS Claims"). Plaintiffs in these cases generally seek unspecified compensatory damages, unspecified costs and legal fees and, in some instances, seek rescission. A number of other entities (including the National Credit Union Administration) have threatened legal actions against the Company concerning MBS offerings.

AIG Litigation

On August 8, 2011, American International Group, Inc. and certain of its affiliates (collectively, "AIG") filed a complaint in New York Supreme Court, New York County, in a case entitled *American International Group, Inc. et al. v. Bank of America Corporation et al.* AIG has named, among others, the Company and certain related entities as defendants. AIG's complaint asserts certain MBS Claims pertaining to 158 MBS offerings and 2 MBS placements offerings in which AIG alleges that it purchased securities between 2005 and 2007. AIG seeks rescission of its purchases or a rescissory measure of damages or, in the alternative, compensatory damages of not less than $10,000 as to all defendants; punitive damages; and other unspecified relief. Defendants removed the case to the U.S. District Court for the Southern District of New York, which has denied AIG's motion to remand the case to state court. Plaintiffs are seeking an interlocutory appeal to the U.S. Court of Appeals for the Second Circuit following the district court's certification.

Federal Housing Finance Agency Litigation

On September 2, 2011, the Federal Housing Finance Agency ("FHFA"), as conservator for Fannie Mae ("FNMA") and Freddie Mac ("FHLMC"), filed complaints in the U.S. District Court for the Southern District of New York against Bank of America, the Company and certain related entities, and certain current

(dollars in millions, except share and per share amounts)

and former officers and directors of these entities. The actions are entitled *Federal Housing Finance Agency v. Bank of America Corporation, et al., and Federal Housing Finance Agency v. Merrill Lynch & Co., Inc., et al.* The complaints assert certain MBS Claims relating to MBS issued and/or underwritten by Bank of America and Company related entities in 23 MBS offerings and in 72 MBS offerings, respectively, between 2005 and 2008 and allegedly purchased by either FNMA or FHLMC. The FHFA seeks among other relief, rescission of the consideration FNMA and FHLMC paid for the securities or alternatively damages allegedly incurred by FNMA and FHLMC. The FHFA also seeks recovery of punitive damages in the *Merrill Lynch* action.

Federal Home Loan Bank Litigation
On October 15, 2010, the Federal Home Loan Bank of Chicago ("FHLB Chicago") filed a complaint against the Company and other defendants in Illinois Circuit Court, Cook County, entitled *Federal Home Loan Bank of Chicago v. Banc of America Funding Corp., et al.* On April 8, 2011, FHLB Chicago filed an amended complaint adding Merrill Lynch Mortgage Investors ("MLMI") as a defendant. FHLB Chicago's complaint asserts certain MBS Claims arising from FHLB Chicago's alleged purchases from 10 MBS offerings issued and/or underwritten by affiliates of Merrill Lynch in 2005 and 2006 and seeks rescission, unspecified damages and other unspecified relief.

On March 15, 2010, the Federal Home Loan Bank of San Francisco (FHLB San Francisco) filed an action in the Superior Court of California, San Francisco County, entitled *Federal Home Loan Bank of San Francisco v. Deutsche Bank Securities Inc., et al.* FHLB San Francisco asserts certain MBS Claims against the Company in connection with its alleged purchase of five MBS issued in 2005 and 2007 that were underwritten by the Company and seeks rescission and unspecified damages. The plaintiff dismissed its federal law claims with prejudice on August 11, 2011. On September 8, 2011, the court denied the defendants' motions to dismiss the state law claims in this action.

Merrill Lynch MBS Litigation
The Parent, the Company, MLMI and certain current and former directors of MLMI are named as defendants in a consolidated class action in the U.S. District Court in the Southern District of New York, entitled *Public Employees' Ret. System of Mississippi v. Merrill Lynch & Co. Inc.* Plaintiffs assert certain MBS Claims in connection with their purchase of MBS. In March 2010, the court dismissed claims related to 65 of 84 offerings with prejudice due to lack of standing as no named plaintiff purchased securities in those offerings. On November 8, 2010, the court dismissed claims related to one additional offering on separate grounds. On December 14, 2011, the court granted preliminary approval of a settlement providing for a payment in an amount not material to the Company's results of operations (the Company's portion of which was fully accrued as of December 31, 2011).

Regulatory Investigations
The Company, including BAS, has received a number of subpoenas and other requests for information from regulators and governmental authorities regarding MBS and other mortgage-related matters, including inquiries and investigations related to a number of transactions involving the Company's underwriting and issuance of MBS and its participation in certain CDO offerings. These inquiries and investigations include, among others: an investigation by the SEC related to the Company's risk control, valuation, structuring, marketing and purchase of CDOs. The Company has provided documents and testimony in and continues to cooperate fully with these inquiries and investigations.

(dollars in millions, except share and per share amounts)

Rosen Capital Partners LP & Rosen Capital Institutional LP's FINRA Arbitration
On May 28, 2008, two former hedge fund clients of MLPCC, Rosen Capital Partners LP and Rosen Capital Institutional LP (collectively, the "Rosen Funds"), filed a statement of claim asserting claims for breach of contract, fraud, and negligence against MLPCC in connection with alleged losses in the fall of 2008. On July 5, 2011, a FINRA panel awarded the Rosen Funds $64 plus interest at the rate of 9% per year, accruing from October 7, 2008 until the award is paid in full. The Rosen Funds have moved to confirm the award in California Superior Court. On December 23, 2011, the court granted the Rosen Funds' motion to confirm the award.

Commitments

At December 31, 2011, the Company's commitments had the following expirations:

		Commitment expiration			
	Total	Less than 1 year	1– 3 years	3 – 5 years	Over 5 years
Purchasing commitments	$ 813	$ 127	$ 306	$ 252	$ 128
Operating leases	1,833	398	587	360	488
Letters of credit	931	931	-	-	-
Other commitments:					
Commitments to enter into repurchase agreements	3,204	3,204	-	-	-
Commitments to enter into resale agreements	6,863	6,863	-	-	-
Total	$ 13,644	$ 11,523	$ 893	$ 612	$ 616

Purchasing Commitments
The Company has entered into commitments to purchase service contracts with providers of market data, communications, and systems consulting services.

Further, the Company entered into commitments to purchase loans, which upon settlement of the commitment will be included in trading assets. The Company also has commitments to purchase partnership interests, primarily related to private equity investments

Operating Leases
The Parent and Bank of America have entered into various non-cancelable long-term lease agreements for premises and equipment that expire through 2023 and were allocated to the Company. The Company has also entered into various non-cancelable short-term equipment leases.

Letters of Credit
The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral.

(dollars in millions, except share and per share amounts)

Other Commitments

In connection with trading activities, the Company enters into commitments to enter into resale and repurchase agreements.

Guarantees

The Company provides guarantees in connection with certain transactions. The Company is required to disclose information for guarantee arrangements such as the maximum potential amount of future payments under the guarantee, the term and carrying value of the guarantee, the nature of any collateral or recourse provisions and the current payment status of the guarantee.

Guarantees and their expiration are summarized below:

		Expiration				
	Maximum Payout	Less than 1 year	1 – 3 years	3 – 5 years	Over 5 years	Carrying Value
Standby letters of credit	$ 1	$ 1	$ -	$ -	$ -	$ -
Performance guarantee	6	6	-	-	-	-

Standby Letters of Credit

The Company provides guarantees to certain counterparties in the form of standby letters of credit in the amount of $1. Payment risk is evaluated based upon historical payment activity.

Performance Guarantee

MLPCC has provided a guarantee on behalf of a client with a foreign stock exchange. This guarantee is secured by the assets of the client's accounts and has no expiration. No contingent liability is recorded since it is fully collateralized.

Other Guarantees

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried in the Consolidated Balance Sheet for these arrangements.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by the assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. No contingent liability is carried in the Consolidated Balance Sheet for these transactions as the potential for the Company to be required to make payments under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle trades submitted for or by such clients, with the applicable clearinghouse; trades are submitted either individually, in groups or

(dollars in millions, except share and per share amounts)

series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no liability is carried in the Consolidated Balance Sheet for these transactions.

14. Employee Benefit Plans

The Parent sponsors pension and other postretirement benefits to its employees worldwide through defined contribution pension, defined benefit pension and other postretirement plans. These plans vary based on the country and local practices.

Effective with the acquisition of the Parent by Bank of America on January 1, 2009, Bank of America Corporation Corporate Benefits Committee assumed overall responsibility for the administration of all of the Parent's employee benefit plans. The Parent continues as the plan sponsor.

Bank of America maintains certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Effective January 1, 2010 the Parent's U.S. plans were closed to new participants, with certain exceptions. Eligible employees newly hired on or after January 1, 2010 participate in the Bank of America plans with certain exceptions. The U.S. defined contribution plans sponsored by the Parent consist of the Retirement Accumulation Plan ("RAP") and the 401(k) Savings & Investment Plan ("401(k)"). Employees of certain non-U.S. subsidiaries will continue to participate in the various local plans.

In connection with a redesign of its retirement plans, Bank of America announced that after the end of 2011, it will freeze benefits earned in its Qualified Pension Plans effective June 30, 2012. Bank of America will continue to offer retirement benefits through its defined contribution plans and will increase its contributions to certain of these plans.

The defined benefit pension plans and postretirement benefit plans are accounted for in accordance with ASC 715-2-50, *Compensation – Retirement Benefits, Defined Benefit Plans-General* ("Defined Benefit Plan Accounting"). Postemployment benefits are accounted for in accordance with ASC 712, *Compensation-Nonretirement Postemployment Benefits*. Required disclosures are included in the December 31, 2011 Form 10-K of the Parent.

Defined Contribution Pension Plans

The U.S. defined contribution plans sponsored by the Parent consist of the Retirement Accumulation Plan ("RAP") and the 401(k) Savings & Investment Plan ("401(k)"). These plans cover substantially all U.S. employees who have met service requirements.

Defined Benefit Pension Plans

In 1988, the Parent purchased a group annuity contract that guarantees the payment of benefits vested under a U.S. defined benefit pension plan that was terminated (the "U.S. terminated pension plan") in accordance with the applicable provisions of the Employee Retirement Income Security Act ("ERISA"). The Parent under a supplemental agreement, may be responsible for, or benefit from, actual experience and investment performance of the annuity assets. The Parent has made no contribution for the year ended December 31, 2011. Additional contributions may be required in the future under this agreement. The Parent also

maintains supplemental defined benefit pension plans (i.e. plans not subject to Title IV of ERISA) for certain U.S. participants.

Employees of certain non-U.S. subsidiaries participate in various local defined benefit pension plans. These plans provide benefits that are generally based on years of credited service and a percentage of the employee's eligible compensation during the final years of employment. The Parent's funding policy has been to contribute annually at least the amount necessary to satisfy local funding standards.

Postretirement Benefits Other Than Pensions

Health insurance benefits are provided to eligible retired employees and dependents through Bank of America sponsored plans. The health care coverage is contributory, with certain retiree contributions adjusted periodically. The Parent also sponsors similar plans that provide health care benefits to retired employees of certain non-U.S. subsidiaries. Bank of America no longer allocates postretirement benefits expense other than pensions to the Company.

Postemployment Benefits

The Company provides certain postemployment benefits for employees on extended leave due to injury or illness and for terminated employees. Employees who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. Bank of America also provides severance benefits to terminated employees.

Severance benefits may be provided to terminated employees under the terms of a severance pay plan. All full-time employees are eligible for severance benefits. As of December 31, 2011, $66 was accrued for all full-time employees eligible for severance benefits.

15. Employee Incentive Plans

Incentive plans are sponsored by Bank of America. Disclosures required by ASC 718, *Compensation- Stock Compensation*, ("Stock Compensation Accounting") are included in the December 31, 2011 Form 10-K of the Parent.

To align the interests of employees with those of stockholders, Bank of America sponsors several employee compensation plans that provide eligible employees, including those of the Company, with stock or options to purchase stock. The Company participates in compensation plans sponsored by Bank of America, which provide eligible employees with shares of Bank of America's common stock or options to purchase such stock, and deferred cash compensation. These plans include the Financial Advisor Capital Accumulation Award Plan ("FACAAP"), and other deferred compensation plans and award programs.

(dollars in millions, except share and per share amounts)

Financial Advisor Capital Accumulation Award Plans ("FACAAP")
The FACAAP is no longer an active plan and no awards were granted in 2011. At December 31, 2011, there were 12 million shares awarded under FACAAP outstanding. Prior to 2009, the FACAAP provided for awards to eligible employees in Merrill Lynch's Global Wealth Management division. Payment for an award was contingent upon continued employment for a period of time and subject to forfeiture during that period. Awards granted in 2003 and thereafter are generally payable eight years from the date of grant in a fixed number of shares of Bank of America common stock. For outstanding awards granted prior to 2003 (the"pre-2003 awards"), payment is generally made ten years from the date of grant in a fixed number of shares of Bank of America common stock unless the fair market value of such shares is less than a specified minimum value, in which case the minimum value is paid in cash. In 2011, cash payments of approximately $246 were made in accordance with the terms of the pre-2003 awards.

Other Compensation Arrangements
The Company participates in Bank of America sponsored deferred compensation plans in which employees who meet certain minimum compensation thresholds may participate on either a voluntary or mandatory basis. Contributions to the plans are made on a tax-deferred basis by participants. Participants' returns on these contributions may be indexed to various mutual funds and other funds. The Company also participates in several Bank of America sponsored, cash-based employee award programs, under which certain employees are eligible to receive future cash compensation, generally upon fulfillment of the service and vesting criteria for the particular program. At December 31, 2011, accrued liabilities for these plans and grants totaled $1,786 and are recorded in *Compensation and benefits* payable on the Consolidated Balance Sheet.

When appropriate, the Company maintains various investments as an economic hedge of its liabilities to participants under these deferred compensation plans and award programs, including a derivative transaction with an affiliate. At December 31, 2011, the Company had such investments totaling $254 in *Other investments* on the Consolidated Balance Sheet, and a derivative transaction with an affiliate effectively hedging an additional $1,723 of the Company's liabilities.

16. Income Taxes

The reconciliation of the beginning UTB balance to the ending balance is presented in the table below.

Reconciliation of the Change in UTBs

Balance at December 31, 2010	$	299
Increases related to positions taken during the current year		4
Decreases related to positions taken during prior years		(81)
Expiration of statue of limitations [1]		(51)
Balance at December 31, 2011	$	171

(1) The reduction of unrecognized tax benefits from the expiration of statute of limitations had no impact on the effective tax rate as the associated liability was held on the books and records of the Parent.

As of December 31, 2011, the balance of the Company's UTBs which would, if recognized, affect the Company's effective tax rate was $53. Included in the UTB balance are some items the recognition of which would not affect the effective tax rate, such as the tax effect of certain temporary differences, the portion of gross state UTBs that would be offset by the tax benefit of the associated federal deduction and the portion of

(dollars in millions, except share and per share amounts)

gross non-U.S. UTBs that would be offset by tax reductions in other jurisdictions. Included in the Company's UTB balance as of December 31, 2011 are liabilities which are held on the books and records of the Parent. As such, these liabilities, if recognized, would have no affect on the effective tax rate.

The Company files income tax returns in numerous state, local and non-U.S. jurisdictions each year. The Internal Revenue Service ("IRS") and other tax authorities in states, cities, and countries in which the Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of significant tax examinations, by jurisdiction, for the Company as of December 31, 2011.

Jurisdiction	Years Subject to Examination(1)	Status at December 31, 2011
U.S. Federal	2004-2009(2)	See below

(1) All subsequent tax years in the jurisdictions above remain open to examination.

(2) From the date of its acquisition by Bank of America, the Company has been included in Bank of America's consolidated federal income tax return. Prior to the date of its acquisition by Bank of America, the Company was included in the Parent's consolidated federal income tax return.

During 2011, Merrill Lynch, Bank of America and the IRS made significant progress toward resolving all federal income tax examinations for Bank of America tax years through 2009 and Merrill Lynch tax years through 2008. While subject to final agreement, including review by the Joint Committee on Taxation of the U.S. Congress for certain years, the Company believes that all federal examinations in the Tax Examination Status table above may be concluded during 2012.

Considering all U.S. federal examinations, it is reasonably possible that the Company's UTB balance will decrease by as much as $136 during the next twelve months, since resolved items will be removed from the balance whether their resolution resulted in payment or recognition.

At December 31, 2011, the Company's accrual for interest and penalties that related to income taxes, net of taxes and remittances, was $26.

(dollars in millions, except share and per share amounts)

Significant components of the Company's net deferred tax assets and liabilities at December 31, 2011 included on the Consolidated Balance Sheet within *Other assets*, are presented below.

Deferred tax assets		
Loss carryforwards	$	1,767
Employee compensation		1,761
Contingency reserve		211
Securities valuations		176
Other		356
Gross deferred tax assets		4,271
Valuation allowance		(45)
Total deferred tax assets, net of valuation allowance	$	4,226
Deferred tax liabilities		
Goodwill and intangibles	$	1,366
Other		49
Gross deferred tax liabilities	$	1,415
Net deferred tax asset	$	2,811

The table below summarizes the deferred tax assets and the related valuation allowance recognized for the net operating loss carryforwards at December 31, 2011.

	Deferred Tax Asset	Valuation Allowance	Net Deferred Tax Asset	First Year Expiring
Net operating losses - U.S.	$ 1,635		$ 1,635	After 2008
Net operating losses - U.S. States [(1)]	132	(45)	87	Various

(1) Amounts above include capital losses. The losses and related valuation allowances for U.S. states before considering the benefit of federal deductions were $203 and ($69), respectively.

Realization of the deferred tax assets above is dependent on the Company's, the Parent, or Bank of America's ability to generate sufficient taxable income prior to their expiration. After examining all available evidence, the Company concluded that no valuation allowance was necessary to reduce U.S. federal NOL since estimated future taxable income will more-likely-than-not be sufficient to utilize these assets prior to expiration.

The Company and its Parent are included in the consolidated U.S. federal income tax return and certain combined and unitary state income tax returns of Bank of America. At December 31, 2011, the Company had a current tax receivable from its Parent of approximately $153 as a result of its inclusion in consolidated, combined, and unitary tax return filings with Bank of America and Parent.

17. Subsequent Events

ASC 855, Subsequent Events, requires the Company to evaluate whether events, occurring after the balance sheet date but before the date the financial statements are available to be issued, require accounting as of the

(dollars in millions, except share and per share amounts)

balance sheet date, or disclosure in the financial statements. The Company has evaluated such subsequent events through date of issuance.

On January 13, 2012 and January 25, 2012 MLPCC repaid $1,000 and $500, respectively of subordinated borrowings to the Parent.

18. Regulatory Requirements

As a registered broker-dealer and futures commission merchant, MLPF&S is subject to the net capital requirements of Securities Exchange Commission ("SEC") Rule 15c3-1, and CFTC Regulation 1.17. MLPF&S has elected to compute the minimum capital requirement in accordance with the "Alternative Net Capital Requirement" as permitted by SEC Rule 15c3-1. At December 31, 2011, MLPF&S' regulatory net capital as defined by Rule 15c3-1 was $10,761 and exceeded the minimum requirement of $803 by $9,958.

In accordance with the Alternative Net Capital Requirements, MLPF&S is required to maintain tentative net capital in excess of $1,000, net capital in excess of $500, and notify the SEC in the event its tentative net capital is less than $5,000. As of December 31, 2011, MLPF&S had tentative net capital and net capital in excess of the minimum and notification requirements.

MLPCC, a fully-guaranteed subsidiary of MLPF&S, is subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2011 as defined by these regulatory authorities is $3,437 and $3,269 respectively.

MLPF&S and MLPCC are also subject to the customer protection requirements of Rule 15c3-3 under the Act.

For the December 31, 2011 customer reserve computation, MLPF&S segregated in a special reserve account, for the exclusive benefit of customers, qualified securities and cash with a contract value of $7,912.

MLPF&S and MLPCC are also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. For the December 31, 2011 PAIB reserve computation, MLPF&S and MLPCC segregated in a special reserve account for the exclusive benefit of PAIB securities with a contract value of $345 and $180, respectively. The securities for both companies were obtained under resale agreements with an affiliate.

As futures commission merchants, MLPF&S and MLPCC are required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2011, assets segregated, secured, and sequestered totaled $11,521 and $1,680 and exceeded requirements by $707 and $710 for MLPF&S and MLPCC, respectively.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Report on Applying Agreed Upon Procedures

December 31, 2011

pwc

Report of Independent Accountants

To the Board of Directors of Merrill Lynch, Pierce, Fenner and Smith Incorporated:

We have performed the procedures enumerated on pages 3 through 24, which were agreed to by Merrill Lynch, Pierce, Fenner and Smith Incorporated (MLPF&S or the "Company"), solely to assist the Company in evaluating the Company's internal risk management controls required by the Securities and Exchange Commission ("SEC") Rule 17a-5(k). Management is responsible for the Company's internal risk management controls required by SEC Rule 17a-5(k). This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described on pages 3 through 24 either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's internal risk management controls required by SEC Rule 17a-5(k). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors of the Company and the SEC and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

<table>
<tr><th>Area</th><th>Covered Area</th><th>Procedure</th><th>Findings</th></tr>
<tr><td>1</td><td>Verify the existence and functioning of oversight committees; the purposes of which are to establish and maintain policies for measurement and monitoring of the four named risks (Market, Credit, Liquidity & Funding, and Operational).</td><td>1. Obtain and read the Policies and Procedures (Committee Charter) for the following management level risk oversight committees:

a. Credit Risk
i. Credit Risk Committee
ii. Enterprise Credit Policy
iii. Risk Framework Document
b. Market Risk
i. Global Market Risk Committee
ii. Risk Framework Document
c. Liquidity and Funding
i. CFO Risk Committee
ii. Risk Framework Document
d. Operational Risk
i. Operational Risk Committee
ii. CFO Risk Committee
iii. Risk Framework Document

2. Obtain and read the meeting minutes for the following committees, for the most recent 2011 Committee meetings:
a. Credit - Credit Risk Committee
b. Operational - Operational Risk Committee
c. Market Risk – Global Market Risk Committee
d. Liquidity and Funding – CFO Risk Committee</td><td>1. We obtained and read the policies and procedures for the following Bank of America management level oversight committees:
<table><tr><th>Committees</th></tr><tr><td>Credit Risk Committee</td></tr><tr><td>Global Market Risk Committee</td></tr><tr><td>CFO Risk Committee</td></tr><tr><td>Operational Risk Committee</td></tr></table>
We read the charters of each of the aforementioned committees and agreed the mission of each committee with the Company's definition as described in Appendix I "Definition of Terms Used in this Report".

2. We obtained and read the most recent meeting minutes from the following committees.
<table><tr><th>Committee</th><th>Meeting Date</th></tr><tr><td>Credit Risk Committee</td><td>October 27, 2011</td></tr><tr><td>Operational Risk Committee</td><td>November 21, 2011</td></tr><tr><td>CFO Risk Committee</td><td>December 13, 2011</td></tr><tr><td>Global Market Risk Committee</td><td>December 15, 2011</td></tr></table></td></tr>
<tr><td>2</td><td>Validate the independence of risk</td><td>1. Identify that the Credit Risk Committee, Operational Risk Committee, Global Market Risk Committee, and CFO Risk Committee, do</td><td>1.
a. We obtained a listing of the members of the Credit Risk Committee, Operational Risk Committee,</td></tr>
</table>

Area	Covered Area	Procedure	Findings
	management units from business units.	not have a direct reporting line to anyone in the line of business hierarchy structure. a. Obtain a listing of the members of the aforementioned committees. Lookup each member in the Company's Corporate Directory. In your findings indicate if any committee members are part of a line of business Organization group. b. Obtain a management representation letter that includes the representation that the above listed committees are independent from the business units.	Global Market Risk Committee, and CFO Risk Committee. For the members of the committees, we obtained the Company's Corporate Directory business card and noted the members' Organizational group. Refer to the listing below for committee members that were identified in Organization group Global Banking and Markets, as noted in the Company's Corporate Directory: <u>Global Market Risk Committee:</u> Tom Montag - CEO GBAM Gerhard Seebacher - Global Rates and Currencies Admin Mgmt David Wert Oman - Managing Director, Risk Management Jennifer Hill - Managing Director & CFO, GBAM David Sobotka - Commodities Mgmt Bernard Mensah - EMEA FX Admin David Flannery - Managing Director, GBAM Risk Admin <u>Credit Risk Committee:</u> Tom Montag - CEO GBAM David Flannery - Managing Director, GBAM Risk Admin Kathleen Auda - SVP, GBAM Risk Admin Marisa Harney - Managing Director, GBAM Risk Admin <u>Operational Risk Committee:</u> Tom Montag - CEO GBAM <u>CFO Risk Committee:</u> Jennifer Hill - Managing Director & CFO, GBAM David Wert Oman - Managing Director, Risk Management b. Obtained a representation from management stating the listed committees are independent of the business units.

<table>
<tr><th>Area</th><th>Covered Area</th><th>Procedure</th><th>Findings</th></tr>
<tr><td></td><td></td><td></td><td></td></tr>
<tr><td>3</td><td>Risk limits with respect to trading and counterparty exposures and guidelines with respect to reliance upon funding sources.</td><td>1. Read the Committee Policies and Procedures and Corporate Operational Standard Operating Risk Requirements for the Credit Risk Committee, Operational Risk Committee and Global Market Risk Committee. Read policy minutes and evidence the most recent date that said Policies and Procedures were updated. Indicate in the findings the sections of the policies which discuss the approval of limit thresholds for trading and counterparty exposures and reliance on funding sources.

2. Indicate in the findings that the Committee Charters or Policies for the three named committee's above have a documented process/section in place to address limit exceptions.</td><td>1. We obtained and read the Committee Policies and Corporate Operational Standard Operating Risk Requirements for the Credit Risk, Operational Risk, Corporate, and Global Markets Risk Committees and evidenced the most recent update to those Policies and Procedures:

<table>
<tr><th>Policies and Procedures</th><th>Date of most recent update</th></tr>
<tr><td>Credit Risk Committee Policy</td><td>November 16, 2011</td></tr>
<tr><td>Operational Risk Committee Policy</td><td>March 31, 2010</td></tr>
<tr><td>Global Markets General Market Risk Policy</td><td>June 28, 2011</td></tr>
</table>

We obtained and read the Committee Policies and Corporate Operational Standard Operating Risk Requirements for the Credit Risk, Operational Risk, Corporate, and Global Markets Risk Committees and evidenced the section in which approval limitations are set for each respective risk committee:

<table>
<tr><th>Policies and Procedures</th><th>Approval Limit Thresholds Sections</th></tr>
<tr><td>Credit Risk Committee Policy</td><td>Section VI. Controls and Monitoring</td></tr>
<tr><td>Operational Risk Committee Policy</td><td>Section 4.2, 5.3 and 6.1</td></tr>
<tr><td>Global Markets General Market Risk Policy</td><td>Section 3.11Market Risk Limits Policy II</td></tr>
</table>

2. We have obtained and read the Credit Risk Committee Policy, Corporate Operational Standard Operating Risk Requirements,</td></tr>
</table>

Area	Covered Area	Procedure	Findings
			and Global Market General Markets Risk policies and evidenced the section in which exception/ escalation procedures are established for each respective risk committee: **Policies and Procedures** — **Exception/ Escalation Process Sections** Credit Risk Committee Policy — Section VII. Reporting and Escalation/ Exceptions Corporate Operational Standard Operating Risk Requirements — Section 4.4, 5.7, 6.1 Global Markets General Market Risk Policy — Section 3.11Market Risk Limits Policy VII
4	Assigned responsibilities for the daily performance of risk measurement and monitoring functions with respect to market, credit, and liquidity and funding risks to specific organizational units.	1. Read the Committee Policies and Procedures for the Credit Risk Committee, Operational Risk Committee, and CFO Risk Committee. Indicate in the findings the duties and responsibilities of each of the aforementioned committees.	1. We obtained and read the Credit Risk Committee, Operational Risk Committee, and CFO Risk Committee Policies and Procedures, and noted below the duties and responsibilities of each committee: **Committees** — **Duties and Responsibilities** Credit Risk Committee — Management level committee that oversees the Company's credit risk management policies and procedures. This Committee is required to approve and review the Risk Appetite Statement, LOB risk appetite, credit limits, and performance against the limits. Operational Risk Committee — Senior management level risk committee which performs

Area	Covered Area	Procedure	Findings	
				ongoing oversight and governance of the Operational Risk Management Program of the Company. Responsible for oversight of the operational risk measurement, management, and control processes. Has the authority to approve operational risk strategies, and submit operational risk policies to the Audit Committee for approval. In addition, the committee reviews reputation risk items and escalates to the Enterprise Risk Committee ("ERC"), as appropriate.
			CFO Risk Committee	The CFO Risk Committee is responsible for risk governance of all CFO Group activities, including Enterprise Control Function and business activities. The various business activities include financial reporting, management accounting and measurement, financial performance and profitability, corporate treasury, balance sheet management, accounting policy, regulatory reporting, and line of business (LOB) finance support. LOB finance support areas include

Area	Covered Area	Procedure	Findings
			strategic financial planning, forecasting and analysis processes; oversight of the internal control environment; financial reporting and strategic cost measurement for the respective LOB. The CFO Risk Committee has the specific responsibility of maintaining an integrated assessment of balance sheet, earnings, and capital and liquidity in relation to liquidity risk.
5	The preparation of analysis of risk on a regular basis.	1. Obtain from management a sample (if daily 10, monthly 4, quarterly 2) of the following reports a. Credit Risk i. Credit Risk Management Overview Monthly Executive Summary for Global Markets ii. Quarterly Board Package b. Market Risk i. Daily Management & Regulatory VaR Reports ii. Monthly Risk Analysis package iii. Quarterly Board Package c. Liquidity and Funding i. Quarterly Board Package ii. U.S. Broker Dealer Daily Funding iii. Daily Global Repo Profile iv. Monthly CFO Risk Committee Liquidity and Funding package d. Operational Risk	1. Refer to the documents below obtained by the engagement team. a. Credit Risk i. Obtained the Credit Risk Management Overview Monthly Executive Summary for Global Markets for the following months: **Date of Sample** March 2011 September 2011 November 2011 December 2011 ii. Obtained the Quarterly Board Package for the following quarters: **Date of Board Meeting**

Area	Covered Area	Procedure	Findings
		i. Monthly Corporate Operational Risk Executive Summary 2. Indicate in the findings the date the reports are distributed to management, including the individuals receiving the reports.	June 2011 (Q2) September 2011 (Q3) b. Market Risk i. Obtained a sample of the Daily Management & Regulatory VaR Reports for the following distribution days: **Date of Sample** 1/12/2012* 2/6/2012* 11/9/2011 10/25/2011 9/12/2011 8/22/2011 7/22/2011 6/8/2011 4/21/2011 12/14/2011 *Related to December, 2011 VaR Based Market Risk Capital Comparison distributed in 2012. ii. Obtained Monthly Risk Analysis Packages for the following months: **Date of Sample** March 2011 September 2011 November 2011 December 2011

Area	Covered Area	Procedure	Findings
			iii. Obtained the Quarterly Board Package for the following months: **Date of Board Meeting** June 2011 (Q2) September 2011 (Q3) c. Liquidity and Funding i. Obtained the Quarterly Board Package Liquidity and Funding Update for the following quarters: **Date of Board Meeting** June 2011 (Q2) September 2011 (Q3) ii. Obtained the U.S. Broker Dealer Daily Funding Report for the following dates: **Date of Sample** 12/20/2011 11/30/2011 10/20/2011 9/16/2011 8/9/2011 7/5/2011 6/3/2011 5/25/2011 4/26/2011 3/9/2011

Area	Covered Area	Procedure	Findings
			iii. Obtained the Daily Global Repo Profile for the following dates: **Date of Sample** 12/20/2011 11/30/2011 10/20/2011 9/16/2011 8/9/2011 7/5/2011 6/3/2011 5/25/2011 4/26/2011 3/9/2011 iv. Obtained Monthly CFO Risk Committee Liquidity and Funding package for the following dates: **Date of Sample** 4/19/2011 7/18/2011 10/20/2011 1/18/2012* *Related to December, 2011 Enterprise Liquidity Update distributed in 2012. d. Operational Risk i. Obtained the monthly Operations Risk Committee Executive Summary for the following months: **Date of Sample**

Area	Covered Area	Procedure	Findings
			March 2011 June 2011 September 2011 December 2011 2. Obtained the distribution list. Refer to Appendix II for a listing of the recipients and date of distribution for the aforementioned reports.
6	The ability to distinguish the risks of the BD from the risks of affiliates of the BD	1. Validate that the four named risks for the entities are identified and monitored at the legal entity level. a. Credit Risk i. Obtain from management the Quarterly Board Package board package Credit Risk Reporting section and topics. b. Operational Risk i. Obtain from management the Monthly Corporate Operational Risk Executive Summary and Quarterly Board Package c. Market Risk i. Observe management filter by legal entity to evidence that the Company's has the ability to distinguish the product risks of the broker-dealer from the product risks of affiliates of the broker-dealer. Indicate in the	1. The engagement team validated that the four named risks for MLPF&S are identified and monitored at the legal entity level. a. Credit Risk i. Obtained the Quarterly Board Meeting minutes for following quarters: **Date of Board Meeting** June 2011 (Q2) September 2011 (Q3) b. Operational Risk i. Obtained the Monthly Operations Risk Committee Executive Summary for the following months: **Date of Sample** September 2011 October 2011 November 2011 December 2011

<table>
<tr><th>Area</th><th>Covered Area</th><th>Procedure</th><th>Findings</th></tr>
<tr><td></td><td></td><td>findings the attributes used by management to filter by legal entity.

d. Liquidity and Funding
i. Obtain from management the Quarterly Board Package Liquidity and U.S. Broker Dealer Funding Update</td><td>Obtained the Quarterly Board Package for the following quarters:

Date of Board Meeting
June 2011 (Q2)
September 2011 (Q3)

c. Market Risk
i. On February 10, 2012, we observed management pull data from Scenario Analysis Tool. We observed that the Company has the ability to distinguish the product risks of the broker-dealer from the product risks of affiliates of the broker-dealer.

d. Liquidity and Funding
i. Obtained the Quarterly Board Package for the following quarters:

Date of Board Meeting
June 2011 (Q2)
September 2011 (Q3)</td></tr>
<tr><td>7</td><td>The incorporation of principal positions and counterparty exposures into the computation of capital requirements</td><td>1. Obtain a sample (10 days) of the daily Regulatory VaR report that is submitted to U.S. Broker Dealer Regulatory Reporting by Market Risk.

2. Obtain a sample (10 days) of the daily RegGAE download.

3. Obtain a sample (4 months) of the monthly RegGAE download.</td><td>1. Obtained a sample of the daily Regulatory VaR report, that is submitted to U.S. Broker Dealer Regulatory Reporting by Market Risk for the following distribution days:

Date of Sample
1/25/2012 *
12/6/2011
11/7/2011
2/9/2011
3/3/2011
4/7/2011</td></tr>
</table>

Area	Covered Area	Procedure	Findings
	under Appendices E & F.	4. Obtain a sample (4 months) of the monthly reconciliation of the haircut database to the oracle financials for the proprietary securities. Indicate in the finding any exceptions in the aforementioned files/documents provided.	5/10/2011 8/9/2011 9/19/2011 6/10/2011 *Related to December, 2011 VaR Based Market Risk Capital Comparison distributed in 2012. 2. Obtained the daily RegGAE download for the following dates: **Date of Sample** 12/20/2011 11/30/2011 10/20/2011 9/22/2011 8/19/2011 7/15/2011 6/24/2011 5/31/2011 4/24/2011 3/11/2011 3. Obtained the monthly RegGAE download for the following month end days: **Date of Sample** 5/31/2011 1/30/2011 9/30/2011 12/30/2011 4. Obtained the monthly reconciliation of the haircut database to the Oracle financials for the proprietary securities for the following months:

<table>
<tr><th>Area</th><th>Covered Area</th><th>Procedure</th><th>Findings</th></tr>
<tr><td></td><td></td><td></td><td>

Date of Sample
March 2011
June 2011
September 2011
December 2011

</td></tr>
<tr><td>8</td><td>The distribution of risk analyses to senior members of business units and Company management.</td><td>

1. Obtain a sample (if daily 10, monthly 4, quarterly 2) copies of the meeting planners, distribution lists, and meeting minutes for the reports listed below.

   a. Credit Risk
      i. Quarterly Board Package
   b. Operational Risk
      i. Monthly Corporate Operational Risk Executive Summary
      ii. Quarterly Board Package
   c. Market Risk
      i. Quarterly Board Package - Key Risk Highlights
      ii. Monthly Backtesting Results
      iii. Monthly VaR Package
      iv. Daily Management & Regulatory VaR reporting

   d. Liquidity and Funding
      i. Quarterly Board Package - Liquidity and Funding Update
      ii. U.S. Broker Dealer Daily Funding
      iii. Daily Global Repo Profile
      iv. Monthly CFO Risk Committee Liquidity and funding package

</td><td>

1. Obtained the following documents distributed to senior members of business units and Company management:

   a. Credit Risk
      i. Obtained the Quarterly Board Package for analysis of Consumer, Commercial, Allowance, and Top 10 Credit Exposures for the following quarters:

Date of Board Meeting
June 2011 (Q2)
September 2011 (Q3)

   b. Operational Risk
      ii. Obtained the monthly Operations Risk Committee Executive Summary for the following months:

Date of Sample
September 2011
October 2011
November 2011
December 2011

      iii. Obtained the Quarterly Board Package for the following quarters:

Date of Board Meeting
June 2011 (Q2)
September 2011 (Q3)

</td></tr>
</table>

Area	Covered Area	Procedure	Findings
		2. Indicate in the findings the names and titles of the committee members who received the aforementioned distributions.	c. Market Risk i. Obtained the Quarterly Board Package for the following quarters: **Date of Board Meeting** June 2011 (Q2) September 2011 (Q3) ii. Obtained the Monthly Backtesting Results for the following months: **Date of Sample** March 2011 June 2011 September 2011 December 2011 iii. Obtained the Monthly VaR Package for the following months: **Date of Sample** March 2011 June 2011 September 2011 December 2011 iv. Obtained the Daily Management and Regulatory VaR reporting including the list of distribution for

Area	Covered Area	Procedure	Findings
			the following distribution dates: **Date of Sample** 1/12/2012* 2/6/2012* 11/9/2011 10/25/2011 9/12/2011 8/22/2011 7/22/2011 6/8/2011 4/21/2011 12/14/2011 *Related to December, 2011 VaR Based Market Risk Capital Comparison distributed in 2012. d. Liquidity and Funding i. Obtained the Quarterly Board Package for the following quarters: **Date of Board Meeting** June 2011 (Q2) September 2011 (Q3) ii. Obtained the U.S. Broker Dealer Daily Funding and Liquidity Report for the following dates: **Date of Sample** 12/20/2011 11/30/2011 10/20/2011

Area	Covered Area	Procedure	Findings
			9/16/2011 8/9/2011 7/5/2011 6/3/2011 5/25/2011 4/26/2011 3/9/2011 iii. Obtained the Daily Global Repo Profile for the following dates: **Date of Sample** 12/20/2011 11/30/2011 10/20/2011 9/16/2011 8/9/2011 7/5/2011 6/3/2011 5/25/2011 4/26/2011 3/9/2011 iv. Obtained the Monthly Liquidity Update for the following days: **Date of Sample** 4/19/2011 7/18/2011 10/20/2011 1/18/2012* *Related to December, 2011 Enterprise Liquidity Update distributed in 2012.

Area	Covered Area	Procedure	Findings
			2. Obtained the distribution list. Refer to Appendix II for a listing of the recipients and date of distribution for the aforementioned reports.
9	Information regarding limit violations with respect to market, credit and liquidity and funding risks provided to senior members of business units and Company's management.	1. Obtain a sample of the limit violation reports with respect to market, credit, and liquidity and funding risk. a. Market Risk i. Global Market Key Limits b. Credit Risk i. Performance Against Credit Quality Standards c. Liquidity and Funding i. CFO Risk Committee Monthly Package 2. Obtain the distribution lists for the above mentioned reports. Indicate in the findings the names and titles of the individuals who received the aforementioned reports.	1. Obtained a sample of the limit violation reports for market, credit, and liquidity and funding risk. a. Market Risk i. Obtained the Global Market Key Limits for the following days: **Date of Sample** 12/28/2011 11/22/2011 10/20/2011 8/92011 7/25/2011 6/9/2011 5/16/2011 3/31/2011 2/24/2011 1/19/2011 b. Credit Risk i. Obtained the Performance against Credit Quality Standards assessment of credit limits and violations which are distributed on a monthly basis by line of business for the following months: **Date of Sample** March 2011 September 2011 November 2011 December 2011

<table>
<tr><th>Area</th><th>Covered Area</th><th>Procedure</th><th>Findings</th></tr>
<tr><td></td><td></td><td></td><td>c. Liquidity and Funding
Obtained the CFO Risk Committee Monthly Package for the following months:

Date of Sample
March 2011
May 2011
July 2011
October 2011

2. Obtained the distribution list. Refer to Appendix II for a listing of the recipients and date of distribution for the aforementioned reports.</td></tr>
<tr><td>10</td><td>The resolution of limit violations.</td><td>1. Obtain from management a sample (if daily 10, monthly 4, quarterly 2) of the reports indicating the resolution of limit violations with respect to market, credit, and liquidity and funding risk. Ascertain that violation items, thresholds violated, and recommendations for each limit violated are included in the reports.

a. Market Risk
i. Global Risk Committee Monthly Package
b. Credit Risk
i. Performance Against Credit Quality Standards
c. Liquidity and Funding
i. CFO Risk Committee Monthly Package</td><td>1. Obtained from management a sample of the reports from each committee which indicate the resolution of limit violations with respect to market, credit, and liquidity and funding risk.

a. Market Risk
i. Obtained Global Risk Committee Monthly Package for the following months:

Date of Sample
March 2011
May 2011
July 2011
October 2011

We noted that the violation limits, thresholds violated, and recommendations for each limit violations are included in Global Risk Committee Monthly Package.</td></tr>
</table>

Area	Covered Area	Procedure	Findings
		1. Obtain representations from management that they have followed the recommendations(s).	b. Credit Risk i. Obtained the Performance Against Credit Quality Standards which details the credit limits and violations are distributed on a monthly basis by line of business for the following months: **Date of Sample** March 2011 September 2011 November 2011 December 2011 We noted that the violation limits, thresholds violated, and recommendations for each limit violations are included in the Performance Against Credit Quality Standards. c. Liquidity and Funding i. Obtained the CFO Risk Committee Monthly Package for the following months: **Date of Sample** March 2011 May 2011 July 2011 October 2011 We noted that the violation limits, thresholds violated, and recommendations for each limit violations are included in the CFO Risk Committee Monthly Package. 2. Obtained management representations from management that

Area	Covered Area	Procedure	Findings
			risk limit violation recommendations have been followed.
11	The monitoring of operational risks and the dissemination of information and analyses regarding internal and external incidents to senior members of business units and Company's management.	1. Obtain and read the policies and procedures for the Operational Risk Committee. a. Indicate in the findings that the procedures define roles and responsibilities, including the dissemination of information regarding internal and external incidents to senior management. b. Obtain a copy of the Monthly Corporate Operational Risk Executive Summary which is disseminated to senior management for the purpose of communicating internal and external operational risk incidents. 2. Indicate in the findings the names and titles of the committee members who received the aforementioned reports.	1. Obtained and read the policies and procedures for the Operational Risk Committee dated March 10, 2010. a. The Corporate Operational Risk (COR), which reports to the Operational Risk Committee, establishes and implements by LOB with independent oversight of the Enterprise Control Functions (ECF)/ LOB Risk teams the Enterprise Operational Risk policies and procedures. Each LOB/ECF is responsible to identify, mitigate, monitor, and report operational risk in their respective LOB. In addition, they are responsible to implement all enterprise requirements. Refer to the listing below for a listing of some of the roles and responsibilities performed, as summarized in the Operational Risk Committee policies and procedures: • Develop a LOB Scenario Analysis process that meets requirements established by COR • Collect, analyze, and report operational losses as required by the Operational Loss Event Data Policy • Document and track Operational Risk issues to ensure awareness and resolution of control failures • Establish risk tolerance levels that align to enterprise Operational Risk Appetite • Implement controls designed to mitigate Operational Risk • Establish a process to escalate Operational Risk issues identified through monitoring • Develop and maintain Operational Risk management reporting that includes appropriate information.

Area	Covered Area	Procedure	Findings
			<u>Escalation Process:</u> Issues Identified by COR will be escalated to the COR Executive and to Operational and Compliance Risk Council (OCRC), Operational Risk Committee (ORC), and the Audit Committee, as appropriate. The responsibility of escalating Operational Risk issues identified is held by each LOB/ECF, and they are responsible to escalate the issue to the appropriate executive, governance body, and COR. COR is then responsible to assess the need of escalating the issue to OCRC, ORC, and the Audit Committee. b. Obtained the monthly Operations Risk Committee Executive Summary for the following months: **Date of Sample** September 2011 October 2011 November 2011 December 2011 2. Obtained the distribution list. Refer to Appendix II for a listing of the recipients and date of distribution for the aforementioned reports.
12	The procedures for the verification of the prices of both principal and customer positions.	1. Obtain the Valuation Guidelines for Traded Products policy and indicate the sections of the policy which discuss the price verification process. 2. Obtain from management a sample of 4 of the following price verification reports within the period January 2011 through December 2011.	1. Obtained the Monthly Global Markets Legal Entity Valuation Control Report and the Monthly Valuation Control Report as evidence of the Valuation Guidelines for traded products dated October 2009. Price Verification procedures can be found in section 6 of the Valuation Guidelines for traded products policy. 2. Obtained from management the following price verification

Area	Covered Area	Procedure	Findings
		a. Monthly Global Markets Legal Entity Valuation Control Report b. Monthly Valuation Control Report 3. Indicate in the findings the names and titles of the committee members who received the aforementioned report.	reports: a. Monthly Global Markets Legal Entity Valuation Control Reports for the following months: **Date of Sample** March 2011 June 2011 September 2011 December 2011 Obtained from management a sample of the following price verification reports: b. Obtained the Global Market Valuation Control Reports for the following months: **Date of Sample** March 2011 June 2011 September 2011 December 2011 3. Obtained the distribution list. Refer to Appendix II for a listing of the recipients and date of distribution for the aforementioned reports.

Appendix I - Definition of Terms Used in this Report

Term	Definition
Credit Risk Committee	The Credit Risk Committee is responsible for ensuring that Bank of America's credit risk practices are aligned with the defined Risk Appetite Statement of the Board of Directors. The CRC is responsible for the review of current and emerging credit risk trends, establishing asset quality standards and credit risk concentration limits, and ensuring the adequacy of credit risk controls, monitoring, and reporting across all asset portfolios.
Enterprise Credit Policy	The Enterprise Credit Policy utilized across all line of business ("LOB") on a global basis while accommodating the need for regional adaptability. The policy articulates enterprise-level credit risk policies, procedures, standards, and limits. Delegates the approval of LOB credit policies to an LOB policy governance body established by the LOB Risk Executive.
Risk Framework Document	The Risk Framework is a document that explains the key risks facing Bank of America, the risk-aware culture of the enterprise, the appetite and capacity for risk, and the enterprises comprehensive approach to managing risks. The document covers the enterprises businesses and main risk exposures, as well as the five key components of risk management.
Global Market Risk Committee	The Global Market Risk Committee is responsible for reviewing new and substantially modified Global Markets Market Risk Policies and the Model Validation policy, as well as reviewing the membership of the Global Markets model Risk Control Committee, a subcommittee of the GRC. The GMRC has both an informative and a decision-making role. Its primary function is to take an integrated and forward-looking view of the credit and market risks impacting Global Markets and prioritize those that need a proactive risk mitigation strategy.
CFO Risk Committee	The Chief Financial Officer Risk Committee (the "CFO RC"), is responsible for risk governance of all CFO Group activities, including its Enterprise Control Function ("ECF") and Line of Business ("LOB") activities. ECF activities currently include Chief Accounting Officer, Corporate Strategy, Planning and Development (excluding Equity Investments), Corporate Treasury (Balance Sheet Management, Fixed Income Investor Relations, Global Liquidity Risk Management, Insurable Risk Management, Subsidiary Governance), Enterprise Capital Management and Investor Relations. LOB activities currently include Corporate Investments Group, Corporate Strategy, Planning and Development (Equity Investments), Corporate Treasury (Global Funding, International Corporate Treasury, Structured Finance Group) and Global Principal Investments. In addition, the CFO RC is currently responsible for risk governance of Enterprise Stress Testing and Recovery and Resolution Planning activities.

Term	Definition
Operational Risk Committee	The Operational Risk Committee (ORC) is a senior management-level risk committee that reports directly to the Audit Committee and performs ongoing oversight and governance of the Operational Risk Management Program of the company. The ORC is responsible for the oversight of Operational Risk measurements, management, and control processes. The ORC monitors the Company's policies and processes designed for Operational Risk management. ORC has authority to approve Operational Risk strategies, and submits Operational Risk policies to the Audit Committee of the Board of approval. ORC reviews reputation risk items and escalates to the Enterprise Risk Committee as appropriate.
Credit Risk	Credit risk is the risk of loss arising from the inability or failure of a borrower or counterparty to meet its obligations. The Company defines the credit exposure to a borrower or counterparty as the loss potential arising from product classifications, including loans and leases, deposit overdrafts, derivatives, assets held for sale and unfunded lending commitments that include loan commitments, letters of credit and financial guarantees.
Credit Risk Management Overview Monthly Executive Summary Global Markets	Executive summary of credit risk reviewed on a monthly basis by the Credit Risk Committee.
Daily Management & Regulatory VaR Reports	Daily reports shared with management that cover VaR at the MLPF&S entity level.
Quarterly Board Package	Materials reviewed by the Company's board of directors at the quarterly board meeting.
Liquidity and Funding	Liquidity and funding risk is the potential inability to meet contractual and contingent financial obligations both on- or off-balance sheet, as they come due.
U.S. Broker Dealer Daily Funding	Daily report that is shared with management that covers the current funding profile of the U.S. broker dealers.
Daily Global Repo Profile	Daily report that is shared with management that covers the Repo Profile of the U.S. broker-dealers.
Monthly CFO Risk Committee Liquidity and funding package	Materials reviewed by the CFO Risk Committee on a monthly basis.
Operational Risk	Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. People risk is the risk that business objectives will not be met due to human resource deficiencies (e.g., inadequate staffing numbers). Process risk is the risk that a pre-determined process necessary to conduct business does not function properly or leads to undesired results. Systems risk is the risk that arises from systems and/or tools that are deficient, unstable or overly complex for the intended user and are key to conducting the Company's activities. External events risk is the risk that arises from factors outside of the Company's span of control.

Term	Definition
Quarterly Corporate Operational Risk Executive Summary	Materials related to operational risk that is presented and reviewed at the quarterly board meeting.
GRC	Global Risk Committee
VaR	Value at Risk is the key measure of market risk at the enterprise, and is the primary metric used to define our risk appetite. VaR estimates the maximum loss that might be incurred over a period of time with a 99% confidence level and is based on the past 3 years of historical prices. Its purpose is to aggregate risk in a standardized format, and describes the amount of capital required to absorb potential losses from adverse market movements. The bank measures VaR in a simple and consistent method that is unbiased towards any product or strategy. The enterprise calculates VaR at the U.S. broker dealer level.
Liquidity and U.S. Broker Dealer Funding Update	Materials related to funding and liquidity risk that is presented and reviewed at the quarterly board meeting.
RegGAE download	Regulatory Global Analytics Engine (RegGAE) is a system used to calculate credit risk for the U.S. broker dealers. The system applies the appropriate risk weighting and calculates a capital (credit risk) charge based on the type of counterparty and its credit quality.
Daily Regulatory VaR Report	Daily report distributed by the Global Market Risk department of BAC to the U.S. Broker Dealer Regulatory Reporting Group. The report discloses the VaR capital charges for both the Broker Dealers.
Quarterly CFO Risk Committee Minutes	The MLPF&S Risk Reporting Committee is a Committee made up of representatives from Global Risk Management, Legal, Bookmap Control, Corporate Audit, and U.S. Broker Dealer Regulatory Reporting. The Committee meets monthly and reviews the broker dealers market risk, including VaR, backtesting, trader risk manager monthly sign-off and monthly Bookmap activity.
Quarterly Board Package Key Risk Highlights	Materials related to market risk that is part of the package presented and reviewed at the quarterly board meetings.
Monthly Backtesting Results	The monthly VaR backtesting results are part of the package reviewed by the monthly Risk Reporting committee. Global Risk management presents the VaR back-testing results.
VaR Monthly Package	The VaR monthly package is a section included in the materials reviewed by the monthly Risk Reporting Committee.
U.S. Broker Dealer Daily Funding and Liquidity Report	Daily report that is shared with management that covers the funding and liquidity profile of the U.S. broker-dealers.
Traditional and Non-Traditional Repo Profile	Liquidity and funding update for the quarterly board of directors meeting. Specific section covering traditional and non-traditional repo profiles.
Reverse Repurchase Term Profile	Liquidity and funding update for the quarterly board of directors meeting. Specific section

Term	Definition
	covering reverse repo term profile.
Credit Metrics Report	Credit Metrics report outlines key credit metrics for the enterprise, including the Credit Risk Appetite limits, which provide targets for the Company to grow in a sustainable, profitable, and competitive manner
COR	Corporate Operational Risk.
COR Executive	The ORC is chaired by the COR Executive. Membership includes the CEO's direct reports, the Global Compliance Executive and other enterprise officers as requested by the COR Executive.
OCRC	The Operational and Compliance Risk Committee, a subcommittee of the ORC, is the management committee that provides guidance and support for enterprise compliance operational risk strategies, processes and initiatives to ensure sound compliance and operational risk management.
Monthly Valuation Control Report	Monthly report that is shared with management covering key balance sheet line item valuation by legal entity and price valuation by business line.
Monthly Global Legal Entity Valuation Control Reports	Monthly report that is shared with management covering key balance sheet line item valuation by legal entity and price valuation by business line.
GBAM	Global Banking and Markets ("GBAM") supports the investing and trading activities of institutional investor clients around the world with financial products, advisory services, financing, securities clearing, settlement and custody services.
Scenario Analysis Tool	Tool utilized by the BAC Global Market group in caluating VaR by legal entity.

Appendix II - Distribution List for Reports		
Report Name	**Report Receipt Date**	**Report Recipients**
Monthly Credit Risk Management Overview	• March 2011 • September 2011 • November 2011 • December 2011	• James Alessandri • Michael Ankrom • Kathleen Auda • Bobby Caston • Neil Cotty • David Darnell • David Flannery • Marisa Harney • Terrence Laughlin • Thomas Montag • Paul Morrison • Brian Moynihan • David Oman • Gregory Hackworth • Stephanie Welch • Doug Robinson • Bruce Thompson • Ron Sturzenegger • Christine Katziff • Chris Jones
Quarterly Board Packages	• August 9, 2011 (Q2) • November 15, 2011 (Q3)	• Tom Montag • Paula Dominick • Sallie Krawcheck • Michael Ankrom • William Caccamise • Mark Davies • Scott Henderson • Isaac Osaki • Thomas Patrick • Robert Qutub • Michael Radest • Peter Taube
Daily Management & Regulatory VaR Report	• 2/9/2011 • 3/3/2011 • 4/7/2011 • 5/10/2011 • 6/10/2011 • 8/9/2011 • 9/19/2011 • 11/7/ 2011	• Albota, George • Alexander, Jacquie • Almeida, Rohan • Amery, Nicholas • Anand, Puneet • Au Yeung, Alvin • Austen-Brown, Keir • Ginzburg, Anna • Jagannathan, Usha • Jiang, Xin • Liu, Peter • Martin, Todd • Miller, Joshua • Nelson, Matthew • Sufka, Andrew • Parrish, Christopher • Pelts, Sam • Penna, Vikramaditya • Phillips, Julian • Preddy, Jeremy • Qureshi, Imran • Qutub, Bob

	• 12/6/2011 • 1/25/ 2012	• Baik, Albert • Barclay, Amy A • Baryshnyk, Oleksandr • Bhatia, Kashyap • Bishop, Brett • Bradford, Matthew A • Canoo, Kiran N • Carr, Susan • Casali, Andrew • Chambers, Chris • Chaudhri, Kamran • Cheddadi, Michel • Chen, Howard • Chen, Shan • Cherian Abraham, Thomas • Chichester, Lamont • Cho, Charlie • Chodhari, Rakesh • Davies, Mark • Del Vecchio, Henry • Dellosso, Stephan • Estcourt, Gavin • Witt, Greg • Zhang, Jack • Dobrovenskiy, Ruslan • Eagan, Constance • Estcourt, Gavin • Fan, Joe • Flannery, David • Ganson, Sebastian • Gilhooly, Thomas O • Greener, Geoffrey • Gregory, Thomas • Gupta, Poonam • Hamilton, James • Haslun, Carolyn • Hernandez Palacios, Juan • Hickey, Colin • Iwata, Yuko • Jadrijevich, Gregory • Jain, Manish • Janis, Amanda • Joo, Mike • Kang, Joseph H • Katagishi, Yoko • Katz, Jeffrey • Kleinberger, Jacob • Konishi, Yasuo • Kulovitz, Katherine • Kuwabara, Tomoko • La Valle, Kristen • Race, Mila • Rashid, Sajjad • Revels, Chris • Ridley, Stephen • Rothe, Jessica • Rowe, Ulku • Rubin, David • Salomon, Frederic M • Schumaker, Timothy • Seebacher, Gerhard • Shelton, Vivian • Singh, Jasvinder • Sloan, Price • Srivastav, Amit • Steele, Shawn • Sufyan, Ali • Tashiro, John M • Tendler, Marc E • Thompson, Bruce • Tran, Tuan-Anh • Van Ritbergen, Timo • Varadarajan, Prasanna • Walsh, Barbara • Wang, Chen • Wang, Mingjia • Wang, Simon

		• Grier, Riley • Hamilton, James • Kang, Avtar • Lay, Gavin • Munsey, Robert • Salomon, Frederic M • Steele, Shawn • Van Ritbergen, Timo • Yaman, Kerem • Ellis, David • Ellis, Marc • Moore, Fredrick • Salisbury, Rex • Stracey, Nicola • Tregidga, Michael • Balali, Ali • Lally, Andrew • Misra, Vivek • Laich, Danielle • Laughlin, Terry • Lee, Lydia B • Lee, Ming • Leigh, Peter • Lin, Tawei • Liney, David • Liu, Peter • Macchio, Peter • Marcotte, Ivan • Mazumdar, Sanjay • Meenakshisundaram, Ramnarayanan • Michelazzi, Alberto • Miller, Joshua Monteith, Michelle • Moulds, Jonathan • Muller, Frederick • Munsey, Robert • Nagarwalla, Neville • Odobescu, Raluca • Washington, Michael J • Weiss, Brandon • Wilson, Mark T • Windell, Chuck • Woodcock, Graeme • Wotherspoon, Craig • Xing, Fan • Yamada, Kyota • Yaman, Kerem • Zhang, Chao • Zhang, Jack • Wu, Susan • Xi, Jing X • Tsai, Esther • Xing, Fan • Paravasthu, Mythili
Daily Global Repo Profile	• 3/9/ 2011 • 4/26/2011 • 5/25/2011 • 6/3/2011 • 7/5/2011 • 8/9/2011 • 9/16/2011 • 10/20/2011 • 11/30/2011 • 12/20/2011	• Tom Montag • Bruce Thompson • Thong Nguyen • Denis Manelski • Mark Linsz • Matthew Scott • Bradley Taylor • Dick Seitz • Keith Huebsch • Sarah McAvoy • Greg Mulligan • Gordon Sangster • Alex Mason • Mason Reeves • Joel Babb

Monthly CFO Risk Committee Liquidity and Funding package	• 4/19/2011 • 7/18/2011 • 10/20/2011 • 1/18/2012	• Bruce Thompson • Greg Hobby • Craig Beazer • Jeff Colson • Neil Cotty • Marc Gordon	• Geoff Greener • Kim Hains • Chris Jones • Terry Laughlin • Mark Linsz • Walter Muller	• Thong Nguyen • Jennifer Hill • Anil Matai • David Oman • Mark Patten • Bob Qutub
Monthly Operations Risk Committee Executive Summary	• September 2011 • October 2011 • November 2011 • December 2011	• Robin Phillips • Cathy Bessant • Brian Brille • Neil cotty • David Darnell • Paula Dominick • Anna Finucane	• Christine Katziff • Terry Laughlin • Gary Lynch • Tom Montag • Johnathan Moulds • Ed O'Keefe • Andrea Smith	• Ron Sturzenegger • Bruce Thompson • Alan Wehrenberg • Greg Hoby • John Fandel
Monthly Backtesting Results	• March 2011 • June 2011 • September 2011 • December 2011	• William Tirrell • Terence Dolan • Tom Gregory • Sasi Digavalli • Tim Roseland	• Sandy Robinson • Scott Stefanek • Mark Buro • Simon Wang • Howard Chen	• Mary Willard • Ravi Bandaru • Robert Shine • Sandip Chakraborty
Monthly VaR Package / Monthly Risk Analysis	• March 2011 • June 2011 • September 2011 • December 2011	• William Tirrell • Terence Dolan • Tom Gregory • Sasi Digavalli • Tim Roseland	• Sandy Robinson • Scott Stefanek • Mark Buro • Simon Wang • Howard Chen	• Mary Willard • Ravi Bandaru • Robert Shine • Sandip Chakraborty
U.S. Broker Dealer Daily Funding Report	• 3/9/2011 • 4/26/2011 • 5/25/2011 • 6/3/2011 • 7/5/2011 • 8/9/2011 • 9/16/2011	• Keith Lehr • Joseph Felty • Keith Huebsch • Dick Seitz • Jason Zehmke	• Mark Pizzolo • Henry Young • Katie Kerr • Kevin McNally • Barry Hagan	• Kalyan Popuri • Preethi Srinivasan • Cameron Hudson • Kimberly Lineberger

	• 10/20/2011 • 11/30/2011 • 12/20/2011	
CFO Risk Committee Monthly Package	• March 2011 • May 2011 • July 2011 • October 2011	• Thompson, Bruce • Linsz, Mark • Cotty, Neil • Mulligan, Greg • Rozelle, Brian • Ryan, Mark • Walter, John • Nguyen, Thong • Laughlin, Terry • Baalman, Paul • Babb, Joel • Morrison, Paul • Brenner, Teresa • Huebsch, Keith • Abramowicz, Brianne • Alfieri, Marco • Alston, Courtney • Arey, Ashley • Baird, Elizabeth • Balachandran, Bala • Bastien, Elizabeth • Beck, Paul • Bhattacharjee, Anjuli • Birenkrant, Gregg M • Harris, Julie • Hartley, Emily • Hay, Alison • Heath, Michelle • Holden, Terry • Johnson, George • Jones, Angela • Jones, Chris • Jones, Jonathon • Keener, Tony • Knight, Daniel • Lee, Joanne • Lehr, Keith • Lilly, Shannon • Mann, Jesse • Mason, AJ • Mason, Alex • McAvoy, Sarah • McCarthy, Scott • McMenimen, Margaret • Mondi, Andrew • Moneypenny, Jackie • Montesione, Robert • Nagel, Eric • Neilson, Casey • Urrutia, Indhira • Vandenberg, Mike • Waldon, Emily • White, Kevin • Whitley, Greg A • Williams, Drew • Antonuccio, Simone • Biro, Zoltan • Brown, Brian • Burke, Ronan • Carter, Jane • Ernandes, Lilian • Heinzig, Krista • Herrenschmidt, Claire • Kriek, Werner • Loh, Lorenzo • Mar, Belinda • Mitchell, Ryan • Moon, Daniel • Moore, Jana • Petchersky, Patricio • Purcell, Martina • Reeves, Mason • Sharma, Hari • Simmons, Gayle

		• Blehinger, Betsy • Blum, Jonathan G • Bransford, Caroline • Brett, Philip • Brown, Brian • Burrello, Alicia • Carey, John • Chandler, Matthew • Chatterji, Dipankar • Chomiczewski, Suzanne • Chryst, Mindy J • Chung, George • Colson, Jeff • Conover, Raymond • Cummings, Sara • Cuomo, Ryan • Dargan, Mary • Dixon, Peter • Duke, Paul • Ernandes, Lilian • Ervin, Frank • Faccini, Lawrence • Felty, Joseph • Gaffney, David • Gartner, Mitchell • Gaynor, Richard • Nelson, Bridget • Newman, Chris • Noneman, Patricia • Noonan, Erin • Oman, David • Perrone, Daniel • Phillips, Michael • Pratt, Timothy • Price Jr, Ray • Purcell, Martina • Richards, Thomas • Rochefort, Paul • Ryan, Mark I • Sachedina, Ayeesha • Sale, Darbie • Sangster, Gordon • Santos, Emma • Schoenly, Derick • Scholl, Josh • Scott, Steven • Seitz, Dick S • Shaller, Lillian • Shields, Brent • Silvaggio, Mark • Sim, Ada • Stanley, Gordon • Taylor, Bradley • Travis, Ann • Van Vliet, Erik • Wridgway, Lee • Wright, Timothy • Borisovs, Romans • Choi, Johnny • Cruise, Kelli • Gordon, Shawn • Hagan, Barry • Hudson, Cameron • Huebsch, Keith E • Ibanga, Joy • Keener, Tony • Kerr, Katie • Leung, Chi • Lineberger, Kimberly • Matta, Michelle • McNally, Kevin • Oliver, Maria • Pizzolo, Mark • Popuri, Kalyan • Richards, Thomas • Rivera-Nisbet, Lizzette • Royal, Alissa L • Srinivasan, Preethi • Tymann, Katie • Vaughan, Lauren • Wang, Linna • Young, Henry

		• Goldstein, Eric • Gordon, Shawn • Greenblatt, Barry • Hains, Kimberly
Global Risk Committee Monthly Package	• March 2011 • May 2011 • July 2011 • October 2011	• Robert Munsey • Matthew Bradfor • Stephan Dellosso • Gerhard Seebacher • David Sobotka • Michael Nierenberg • Fabrizio Gall • Alastair Borthwick • William Caccamise • Edward Patrylow • Bernard Mensah • Thomas Montag • David Flannery • Michelle Hubertus • Jennifer Hill • Michael Radest • David Oman • Rafic Dahan • Lisa Carnoy • Graham Goldsmith
Monthly Global Markets Legal Entity Valuation Control Reports	• March 2011 • June 2011 • September 2011 • December 2011	• Yang, Helen • Jung, Timothy • Strand, Jason • Cheng, Tina • Lin, Minjung • Hawk, Jason C • Bower, Tracy • Reynolds, Chris I • Kyle, Andrew R • Tirrell, William E • Hiebendahl, John • Butler, Martin • Biniaris, Anthony • Wood, Phil • Pengilly, Keith • Bailey, Michael • Meek, Megan
Monthly Valuation Control Report	• March 2011 • June 2011 • September 2011 • December 2011	• Bailye, Michael • Ajao, Temitope • Montag, Thomas • Hill, Jennifer • Munsey, Robert • Applebaum, Lizbeth • Delloso, Stephan • Patrylow, Edward • Phillips, Julian • Taube, Peter • Meek, Megan • Flannery, David